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Follow-Up Materials



06011811

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL



REGISTRANT'S NAME Securitas AB

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
MAR 22 2006
THOMSON FINANCIAL

FILE NO. 82- 34719 FISCAL YEAR 12-31-05

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: dlw

DAT : 3/21/06


SECURITAS

Securitas AB

Full Year Report
January – December 2005

Strong fourth quarter and good performance in all divisions brings confidence for 2006 - Securitas is ready for the next step

- **Sales** in the fourth quarter increased 5 percent to MSEK 17,711 (15,222), adjusted for changes in exchange rates, acquisitions and divestitures. For the full year sales increased 5 percent to MSEK 66,014 (59,687), adjusted for changes in exchange rates, acquisitions and divestitures.
- **Operating income** in the fourth quarter was MSEK 1,190 (1,116), which adjusted for changes in exchange rates was a decrease of 2 percent. This includes a capital loss amounting to MSEK -151 arising from the divestment of the Cash Handling Services operations in Germany. The operating margin in the fourth quarter was 6.7 percent (7.3). Excluding the capital loss and adjusted for changes in exchange rates operating income increased 11 percent to MSEK 1,341 and the operating margin increased 0.3 percentage points to 7.6 percent.

  For the full year operating income increased 4 percent to MSEK 4,294 (4,026), adjusted for changes in exchange rates. This includes the capital loss amounting to MSEK -151 arising from the divestment of the Cash Handling Services operations in Germany. For the full year the operating margin was 6.5 percent (6.7). Excluding the capital loss and adjusted for changes in exchange rates operating income increased 7 percent to MSEK 4,445 and the operating margin was stable at 6.7 percent.
- **Income before taxes** in the fourth quarter was MSEK 1,019 (945), which adjusted for changes in exchange rates was unchanged. This includes the capital loss amounting to MSEK -151 arising from the divestment of the Cash Handling Services operations in Germany. Excluding the capital loss and adjusted for changes in exchange rates income before tax increased 16 percent to 1,170 MSEK.

  For the full year income before taxes increased 5 percent to MSEK 3,661 (3,384), adjusted for changes in exchange rates. This includes the capital loss amounting to MSEK -151 arising from the divestment of the Cash Handling Services operations in Germany. Excluding the capital loss and adjusted for changes in exchange rates income before tax increased 10 percent to MSEK 3,812.
- **Net income** in the fourth quarter increased by 8 percent to MSEK 755 (698). For the full year the increase was 7 percent to MSEK 2,713 (2,529).
- **Earnings per share** increased 9 percent to SEK 2.04 (1.87) in the fourth quarter. For the full year earnings per share increased 8 percent to SEK 7.31 (6.79).
- **Free cash flow** in the fourth quarter amounted to MSEK 1,349 (1,018) representing 183 percent (134) of adjusted income. For the full year free cash flow amounted to MSEK 2,661 (2,530) representing 94 percent (93) of adjusted income.
- **Dividend per share is** proposed to be SEK 3.50 (3.00)

Comments from the CEO, Thomas Berglund

"The result for the fourth quarter and for 2005 as a whole confirms an overall positive development for Securitas. All divisions continue to grow with a development of profit according to expectations. It is very satisfying to see a strong fourth quarter confirming positive trends in Security Services USA. Securitas is now established as a market leader in the U.S. market with excellent future opportunities. All this brings confidence for 2006."

Key Financial Data

MSEK	Q4 2005	Q4 2004 3)	Total change,%	FY 2005	FY 2004 3)	Total change,%
Total Sales	**17,711**	**15,222**	*16*	**66,014**	**59,687**	*11*
Organic sales growth, % 1)	*5*	*3*		*5*	*3*	
Operating income 4)	**1,190**	**1,116**	*7*	**4,294**	**4,026**	*7*
Operating margin, %	*6.7*	*7.3*		*6.5*	*6.7*	
Real change, % 2)	*-2*	*3*		*4*	*10*	
Income before taxes	**1,019**	**945**	**8**	**3,661**	**3,384**	**8**
Real change, % 2)	*0*	*6*		*5*	*18*	
Net income	755	698	*8*	2,713	2,529	*7*
Free cash flow	**1,349**	**1,018**		**2,661**	**2,530**	
% of adjusted income	*183*	*134*		*94*	*93*	
Operating capital employed	-	-		**8,182**	**6,741**	
Operating capital employed as % of sales	-	-		*12*	*11*	
Capital employed	-	-		**26,792**	**22,476**	
Return on capital employed, %	-	-		*16*	*18*	
Earnings per share after taxes, SEK	2.04	1.87	*9*	7.31	6.79	*8*

1) Adjusted for changes in exchange rates, acquisitions and divestitures. 2) Adjusted for changes in exchange rates. 3) Adjusted for changes in accounting principles according to IFRS. 4) Including the MSEK -151 capital loss arising from the sale of Cash Handling Services in Germany.

Organic Sales Growth and Operating Margin Development

	Q4 2005			FY 2005		
MSEK	Organic sales growth, %	Operating margin, %	Operating margin change, PP	Organic sales growth, %	Operating margin, %	Operating margin change, PP
Security Services USA	*8*	*5.5*	1.0	*4*	*5.0*	0.1
Security Services Europe	*4*	*8.2*	-0.9	*5*	*7.5*	-0.4
Securitas Systems	*4*	*14.0*	0.2	*6*	*11.5*	-0.2
Direct	*19*	*9.9*	1.5	*23*	*9.5*	0.1
Cash Handling Services	*1*	*3.2*	-4.5	*2*	*5.9*	-1.2
Adjusted for capital loss 1)	*1*	*8.3*	0.6	*2*	*7.2*	0.1
Group	*5*	*6.7*	-0.6	*5*	*6.5*	-0.2
Adjusted for capital loss 1)	*5*	*7.6*	0.3	*5*	*6.7*	0.0

1) Capital loss of MSEK -151 related to the sale of Cash Handling Services in Germany

For further information please contact:

Thomas Berglund, President and CEO, +44 20 8432 6551
Håkan Winberg, Executive Vice President and CFO, +44 20 8432 6554
Henrik Brehmer, Investor Relations, +44 20 8432 6523, +44 7884 117 192

Information meeting and telephone conference

An information meeting will be held on February 9, 2005 at 09.30 am CET.
The information meeting will take place at Securitas' head office, Lindhagensplan 70, Stockholm.

To follow the presentation via telephone (and participate in Q&A session), please register via the link below and follow instructions: http://eventreg1.conferencing.com/inv/reg.html?Acc=4841130700&Conf=138371

The meeting is also webcasted at www.securitasgroup.com

For a recorded version of the information meeting please dial
+44 (0)20 7031 4064 or +46 (0)8 505 203 33, access code: 692114.

Securitas' consolidated financial statements are from January 1, 2005 prepared in accordance with International Financial Reporting Standards (IAS/IFRS as endorsed by the European Union) issued by the International Accounting Standards Board and interpretations issued by the International Financial Reporting Interpretations Committee (IFRIC). The transition to IAS/IFRS has been accounted for by an adjustment of the opening balance for shareholders' equity as per January 1, 2004. Comparative figures for 2004 have been restated. IAS 39 Financial Instruments: Recognition and Measurement has been adopted as per January 1, 2005. The transition to IAS 39 has been accounted for by an adjustment of the opening balance for shareholders' equity as per January 1, 2005. For further information please refer to the section Accounting Principles – Adoption of IFRS from January 1, 2005.

DEVELOPMENT IN THE GROUP

Sales and Income for the Group October – December 2005

Sales amounted to MSEK 17,711 (15,222). Organic sales growth was 5 percent, an increase of 2 percentage points compared to the fourth quarter 2004. This is mainly driven by a more positive development in Security Services USA, which includes a positive effect from hurricanes that occurred in the quarter with 1 percentage point for the Group.

Operating income before amortization was MSEK 1,190 (1,116), which adjusted for changes in exchange rates was a decrease of 2 percent. This includes the capital loss of MSEK -151 on the sale of the German cash handling operations. The operating margin was 6.7 percent (7.3). Excluding the same capital loss and adjusted for changes in exchange rates operating income before amortization increased 11 percent to MSEK 1,341 and the operating margin increased 0.3 percentage points to 7.6 percent.

Acquisition related restructuring costs, related mainly to the acquisitions of Eurotelis in France, ESES in Spain and Hamilton in the USA, have impacted the period by MSEK -5 (-22). Revaluation of financial instruments amounted to MSEK -5 (N/A).

Income before taxes was MSEK 1,019 (945), which adjusted for changes in exchange rates was unchanged. This includes the capital loss of MSEK -151 on the sale of the German cash handling operations. Excluding the same capital loss and adjusted for changes in exchange rates income before tax increased 16 percent to MSEK 1,170.

The Group's tax rate was 25.9 percent (26.2). The net income increased 8 percent to MSEK 755 (698).

Earnings per share after taxes, after dilution increased 9 percent to SEK 2.04 (1.87).

Sales and Income for the Group January – December 2005

Sales amounted to MSEK 66,014 (59,687). Organic sales growth improved to 5 percent (3).

Operating income before amortization increased 4 percent to MSEK 4,294 (4,026), adjusted for changes in exchange rates. This includes the capital loss of MSEK -151 on the sale of the German cash handling operations. The operating margin was 6.5 percent (6.7). Excluding the same capital loss and adjusted for changes in exchange rates operating income before amortization increased 7 percent to MSEK 4,445 and the operating margin was 6.7 percent.

Acquisition related restructuring costs mainly related to the acquisitions of Eurotelis in France, ESES in Spain and Hamilton in the USA amounted to MSEK -35 (-26). Revaluation of financial instruments amounted to MSEK 36 (N/A).

Income before taxes increased 5 percent to MSEK 3,661 (3,384), adjusted for changes in exchange rates. This includes the capital loss of MSEK -151 on the sale of the German cash handling operations. Excluding the same capital loss and adjusted for changes in exchange rates income before taxes increased 10 percent to MSEK 3,812.

The Group's tax rate was 25.9 percent (25.3). The net income increased 7 percent to MSEK 2,713 (2,529).

Earnings per share after taxes, after dilution increased 8 percent to SEK 7.31 (6.79).

DEVELOPMENT IN THE GROUP'S DIVISIONS

Security Services USA

Security Services USA [1]	October – December		January – December	
MSEK	2005	2004	2005	2004
Total sales	5,980	4,723	21,616	20,017
Organic sales growth, %	*8*	*-2*	*4*	*-2*
Operating income	331	213	1,080	982
Operating margin, %	*5.5*	*4.5*	*5.0*	*4.9*
Real change, %	*35*	*-22*	*6*	*-11*
Operating capital employed	-	-	1,339	938
Operating capital employed as % of sales	-	-	*6*	*5*
Capital employed	-	-	8,250	6,811
Return on capital employed, % [2]	-	-	*13*	*14*

1) Adjusted to include the transfer of Canada and Mexico from Security Services Europe

2) The calculation is based on end rates for the balance sheet and average rates for the statement of income.

The trend from the second and third quarter 2005 with positive development in both organic sales growth and operating margin continues. The division has grown sales and operating income for the fourth consecutive quarter. With the key indicators such as new sales and increase in contract portfolio ahead of last year the division is set to continue the positive trend going forward, in line with the full year development 2005. The positive effects from the hurricanes are not expected to continue in the first quarter 2006.

The Branch Manager training is proceeding according to plan. All Branch Managers have successfully completed the first phase of the programme. The programme will be continuing in 2006. The implementation of the new IT-platform has been completed during October 2005. This means stability going forward.

In December Security Services USA became protected under the U.S. SAFETY Act. This is expected to further strengthen the service offering of Security Services USA for the coming quarters.

October – December 2005

The organic sales growth was 8 percent in the fourth quarter. The impact from temporary sales related to the hurricanes was approximately 4 percentage points in the quarter. The improved underlying organic sales growth rate compared to 2004 is a consequence of the growing portfolio. Out of the 13 regions in USA, 10 achieved positive organic sales growth in the fourth quarter.

The operating margin was 5.5 percent in the fourth quarter. This is a continued improvement quarter by quarter throughout 2005. The increased activities caused by the hurricanes have positively impacted the operating margin with 0.4 percentage points in the quarter. The underlying improvement in operating margin is attributable to leverage on the increased sales volume. Out of the 13 regions, 11 achieved higher operating result than last year. Ten regions achieved the same or improved operating margin compared to the fourth quarter 2004.

January – December 2005

The organic sales growth was 4 percent. The impact from the hurricanes was approximately 1 percentage point on the full year growth. The improvement compared to last year is according to plan and earlier indications from the positive development of the contract portfolio. Out of the 13 regions 10 achieved positive portfolio growth for 2005. Five regions, South Central, Mid-Atlantic, New England, South East and Rocky Mountains have had three years of negative portfolio growth up until 2004. These five regions achieved positive portfolio growth in 2005.

The operating margin was 5.0 percent and was positively impacted by the hurricane activities with 0.2 percentage points.

The contract portfolio grew by 3-4 percent on an annualized basis. Prices and wages increased by 2 percent and the client retention rate remained stable over at 90 percent. The employee turnover was 60 percent.

Security Services Europe

Security Services Europe [1] MSEK	October – December 2005	October – December 2004	January – December 2005	January – December 2004
Total sales	**6,496**	**5,897**	**24,996**	**23,289**
Organic sales growth, %	*4*	*5*	*5*	*4*
Operating income	**531**	**535**	**1,873**	**1,849**
Operating margin, %	*8.2*	*9.1*	*7.5*	*7.9*
Real change, %	*-5*	*10*	*-1*	*8*
Operating capital employed	-	-	**1,431**	**1,592**
Operating capital employed as % of sales	-	-	*6*	*7*
Capital employed	-	-	**7,308**	**6,654**
Return on capital employed, % [2]	-	-	*26*	*28*

1) Adjusted to exclude Canada and Mexico which have been transferred to Security Services USA, and adjusted to include the third party monitoring business.
2) The calculation is based on end rates for the balance sheet and average rates for the statement of income.

In Security Services Europe the new organization has been implemented during 2005 and is gradually gaining strength. Separate units for small customers with mobile services have been established in each country. Specialised permanent guarding for large customers has been organized separately, while airport and seaport security has been put into its own unit. Alarm monitoring has also been gathered in a separate unit. The split into these separate customer segments will continue to increase focus and refinement going forward. A strong platform is being established and the division is expected to grow sales and improve operating margin during 2006.

October – December 2005

The organic sales growth was 4 percent in the fourth quarter. Finland, Belgium, Switzerland, Austria, France, Spain, Argentina and Eastern Europe all showed stronger than average organic sales growth. Norway, Denmark, Germany, UK, the Netherlands and Portugal performed under the average organic sales growth. The portfolio growth rate is back to positive compared to the third quarter when the growth was slightly negative because of the terminations and reductions in the airport security business.

The operating margin was 8.2 percent which is a decrease with 0.9 percentage points compared to 2004. The decrease is mainly explained by continued impact of the losses of contracts and price reductions in the airport security business and start up costs for new contracts.

January – December 2005

The organic sales growth was 5 percent which is 1 percentage point higher than in 2004.

The operating margin of 7.5 percent is 0.4 percentage points lower than in 2004. The decrease compared to last year is explained by the development in the airport security business, which has affected the full year negatively by MSEK 82, and start up costs for the new contracts generated by the stronger new sales. The division has been burdened by reorganization costs for the alarm monitoring business of MSEK 20.

The contract portfolio grew by 3 percent on an annualized basis. Prices and wages increased 2 percent on an annual basis. The client retention rate has improved in the fourth quarter and is now back to a level above 90 percent on an annual basis. The staff turnover was 34 percent.

Securitas Systems

Securitas Systems [1]	October – December		January – December	
MSEK	2005	2004	2005	2004
Total sales	1,725	1,413	5,798	4,724
Organic sales growth, %	*4*	*-1*	*6*	*1*
Operating income	241	195	669	554
Operating margin, %	*14.0*	*13.8*	*11.5*	*11.7*
Real change, %	*18*	*48*	*18*	*35*
Operating capital employed	-	-	899	575
Operating capital employed as % of sales	-	-	*15*	*11*
Capital employed	-	-	3,547	2,719
Return on capital employed, % [2]	-	-	*19*	*20*

1) Adjusted to exclude the third party alarm monitoring business, which has been transferred to Security Services Europe

2) The calculation is based on end rates for the balance sheet and average rates for the statement of income.

In Securitas Systems the focus is on driving organic development and to establish new and expand existing platforms. The organic development involves a first step of splitting the production organization between installation and maintenance. In a second step, the organization is split between customer segments, with banks and chain customers as important segments. Parallel to this, efficient sourcing of components has been in focus.

The addition of Bell and Eurotelis established the Securitas Systems division as a market leader in the bank security segment also in the UK and France. With the recent acquisitions of Wornall Electronics and Hamilton in the USA, Securitas Systems is now also a main player in the U.S. bank security segment. The integration of the acquired units is proceeding according to plan. In Germany Securitas continues to build a platform with specific focus on banks.

During the second half of 2005 Securitas Systems introduced a new brand profile to enhance its service offering as a security systems integrator.

October – December 2005

The organic sales growth was 4 percent in the fourth quarter 2005, an increase compared to 2004 but a decrease compared to the third quarter 2005. The lower growth rate compared to the third quarter 2005 is explained by low growth in UK and France. The higher organic sales growth compared to last year is explained by the development in the USA, Spain and Germany. The organic order intake in the fourth quarter 2005 increased with 15 percent compared to 2004. This is an increase of 5 percentage points compared to the third quarter 2005.

The operating margin of 14.0 percent is 0.2 percentage points higher than in 2004. The positive development in the USA continues with double digit organic sales growth rates and an increase of the operating result year on year above divisional average. The Hamilton acquisition is consolidated as from October 7, 2005 and the operating margin was around 7 percent.

January – December 2005

The improved organic sales growth compared to 2004 is explained by the strong performance in the USA, Spain and Norway.

The operating margin of 11.5 percent is 0.2 percentage points lower than in 2004. This is explained by the consolidation of the Bell operations and that the fast growing countries with lower than average operating margins such as Spain and the USA are increasing their relative weight in the division.

Direct

Direct 1) MSEK	October – December 2005	October – December 2004	January – December 2005	January – December 2004
Total sales	**728**	**583**	**2,706**	**2,148**
Organic sales growth, %	*19*	*28*	*23*	*28*
Operating income	**72**	**49**	**258**	**201**
Operating margin, %	*9.9*	*8.4*	*9.5*	*9.4*
Real change, %	*39*	*0*	*25*	*32*
Operating capital employed	-	-	**1,103**	**831**
Operating capital employed as % of sales	-	-	*41*	*39*
Capital employed	-	-	**1,209**	**857**
Return on capital employed, % 2)	-	-	*21*	*24*

1) Adjusted to exclude the third party alarm monitoring business, which has been transferred to Security Services Europe and Direct Switzerland, which is included in the segment Other.

2) The calculation is based on end rates for the balance sheet and average rates for the statement of income.

The Direct business has its entire focus on organic development. During the last three years resources have been allocated to speed up the development in countries where Direct is already operating and prepare to expand into new markets with organic start-ups. The new consumer concepts are being developed in all countries of operation with a current focus on France, Belgium and the Netherlands.

Direct 1) Number of alarms	October – December 2005	October – December 2004	October – December % change	January – December 2005	January – December 2004	January – December % change
New installations	42,168	39,440	*7*	168,935	148,672	*14*
Total number of connected alarms	689,245	548,184	*26*	689,245	548,184	*26*

1) Adjusted to exclude the third party alarm monitoring business, which has been transferred to Security Services Europe and Direct Switzerland, which is included in the segment Other.

October – December 2005

The organic sales growth rate was 19 percent. This is a decrease of 9 percentage points compared to 2004 and explained by slower growth pace in the Nordic consumer operations. The number of new installations in the quarter amounted to 42,168. The increase in installation pace is 7 percent compared to the same period 2004.

The operating margin was 9.9 percent which is an increase of 1.5 percentage points compared to the fourth quarter 2004 and an increase of 0.5 percentage points compared to the first nine months of 2005. The increase in operating margin compared to 2004 is explained by strong performance in Spain and the operations in the Nordic region.

January – December 2005

The organic sales growth was 23 percent which is a decrease compared to 28 percent in 2004. The organic growth is supported by strong consumer sales in Spain and Portugal. The slightly lower organic sales growth during 2005 is explained by a general slow down in the Nordic consumer operations and the effect from more franchise partner sales in the Nordics where the installation revenue is recognized by the partner instead of Securitas Direct.

The operating margin was 9.5 percent which is 0.1 percentage points higher than in 2004. The introduction of the Direct consumer concept is well under way in France, Belgium and the Netherlands.

Cash Handling Services

Cash Handling Services	October – December		January – December	
MSEK	2005	2004	2005	2004
Total sales	**2,960**	**2,758**	**11,581**	**10,082**
Organic sales growth, %	*1*	*7*	*2*	*5*
Operating income	**94**	**213**	**680**	**714**
Operating margin, %	*3.2*	*7.7*	*5.9*	*7.1*
Real change, %	*-65*	*14*	*-7*	*44*
Operating capital employed	-	-	**2,416**	**2,721**
Operating capital employed as % of sales	-	-	*21*	*24*
Capital employed	-	-	**5,295**	**5,341**
Return on capital employed, % [1]	-	-	*13*	*13*

1) The calculation is based on end rates for the balance sheet and average rates for the statement of income.

Cash Handling Services provides transportation of cash, maintenance of cash machines and cash management. The aim is to increase the proportion of maintenance and cash management and this proportion is now up to 34 percent of total sales in the division.

During the third quarter 2005 the Securitas Cash Management (SCM) operation became profitable following the migration period when 28 cash centres were merged into 11. Profitability is now close to the division's average. The focus going forward is on further improving operational efficiency and effectiveness of internal controls. As part of this SCM is enhancing its reconciliation methodology for third parties' currency (notes and coins) that passes through its cash handling centres following the identification of short-comings in the previously applied methodology. These previous short-comings have resulted in historic variances between SCM's records and those of the third parties ranging between MGBP 25 and MGBP 30. However, the ultimate impact of these variances, if any, on SCM's financial position or its cash flows cannot be reliably estimated. SCM has hired external investigators to assist in the process of identifying the root cause of these variances. To date, the on-going investigation into the variations has not uncovered any root cause which has materially impacted the profit and loss amount of SCM. Depending on the ultimate nature of the remaining variances and the contractual rights of the third parties, SCM may have an obligation to settle all or some part of remaining variances, if any. Such settlements may be wholly or partially covered by third party insurance.

In December 2005 Securitas Cash Handling Services divested the German cash handling operations. The transaction resulted in a net capital loss of MSEK -151. This excludes the operating loss for Cash Handling Services activities in Germany which for the full year amounted to MSEK -60 (MEUR -6).

October – December 2005

The organic sales growth was 1 percent which is slightly lower than in the third quarter 2005. The U.S. cash handling operations are growing with 3 percent in the fourth quarter which is an improvement with 1.5 percentage points compared to 2004.

The operating margin adjusted for the capital loss of MSEK -151 was 8.3 percent in the quarter which is 0.5 percentage points higher than in 2004.

January – December 2005

The organic sales growth was 2 percent (5). Sweden and Spain are large operations with organic sales growth lower than 2004.

The operating margin adjusted for the capital loss of MSEK -151 was 7.2 percent which is an improvement of 0.1 percentage points compared to 2004. Valiance is now for the full year close to the division average.

CASH FLOW

October – December 2005

Operating income before amortization amounted to MSEK 1,190 (1,116), including the MSEK -151 capital loss related to the sale of Cash Handling Services in Germany. Net investments in fixed assets after depreciation amounted to MSEK -109 (-276).

Changes in accounts receivable amounted to MSEK -91 (-319) and changes in other operating capital employed amounted to MSEK 816 (875).

Cash flow from operating activities amounted to MSEK 1,806 (1,396), equivalent to 152 percent (125) of operating income before amortization.

Free cash flow was MSEK 1,349 (1,018), equivalent to 183 percent (134) of adjusted income.

January – December 2005

Operating income before amortization amounted to MSEK 4,294 (4,026), including the MSEK -151 capital loss related to the sale of Cash Handling Services in Germany.

Net investments in fixed assets after depreciation amounted to MSEK -272 (-357).

Changes in accounts receivable amounted to MSEK -444 (-485) and changes in other operating capital employed amounted to MSEK 494 (446).

Cash flow from operating activities amounted to MSEK 4,072 (3,630), equivalent to 95 percent (90) of operating income before amortization.

Free cash flow was MSEK 2,661 (2,530), equivalent to 94 percent (93) of adjusted income.

CAPITAL EMPLOYED AND FINANCING

As of December 31, 2005

The Group's operating capital employed was MSEK 8,182 (6,741) corresponding to 12 percent (11) of sales adjusted for full year sales of acquired units.

Acquisitions and divestitures have decreased operating capital employed by MSEK -39 during 2005.

Acquisitions and divestitures increased consolidated goodwill by MSEK 525. Adjusted for positive translation differences of MSEK 1,965, total goodwill for the Group amounted to MSEK 17,792 (15,302).

The annual impairment test of all Cash Generating Units which is required under IFRS took place during the third quarter 2005 in conjunction with the business plan process for 2006. For the purpose of impairment testing, assets are grouped at the lowest levels for which there are separately identifiable cash flows (Cash Generating Unit level). This level, which is consistent with the level that Securitas monitors performance, is per country in a division (segment).

An impairment loss is recognized for the amount by which the asset's carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset's fair value less costs to sell and value in use. Value in use is measured as expected future discounted cash flows. The calculation of value in use necessitates that a number of assumptions and estimates are made. The main assumptions concern the organic sales growth, the development of the operating margin and the necessary operating capital employed requirement as well as the relevant Weighted Average Cost of Capital (WACC) rate used to discount future cash flows. None of the Cash Generating Units tested for impairment had a carrying amount that exceeded the recoverable amount. Thus no impairment losses have been recognized in 2005.

Acquisitions increased acquisition related intangible fixed assets by MSEK 259 during 2005. After amortization of MSEK -123 and positive translation differences of MSEK 70, acquisition related intangible fixed assets amounted to MSEK 639 (433).

The Group's total capital employed was MSEK 26,792 (22,476). The translation of foreign capital employed to Swedish kronor increased the Group's capital employed by MSEK 3,108 after considering net investment hedging and MSEK 3,653 before net investment hedging of MSEK -545.

The return on capital employed was 16 percent (18).

The Group's net debt amounted to MSEK 11,945 (10,633). Acquisitions, divestitures and acquisition related payments during 2005 increased the Group's net debt by MSEK 1,213, of which purchase price payments accounted for MSEK 938, assumed net debt for MSEK -33, acquisition related restructuring costs paid for MSEK 35, payments from restructuring provisions for MSEK 3 and a payment of tax provided as part of the Burns acquisition for MSEK 270. The Group's net debt increased by MSEK 1,712 during 2005 due to the translation of net debt in foreign currency to Swedish kronor.

The interest cover ratio amounted to 6.0 (6.5), and the free cash flow to net debt ratio amounted to 0.22 (0.24).

Interest expense for the period on the outstanding convertible debenture loans amounted to MSEK 78 (95).

Dividend to shareholders of MSEK 1,095 (730) was paid in April 2005.

Shareholders' equity amounted to MSEK 14,847 (11,843). The translation of foreign assets and liabilities to Swedish kronor increased shareholders' equity by MSEK 1,396 after considering net investment hedging of MSEK -545 and MSEK 1,941 before net investment hedging. Please refer to page 19, changes in shareholders' Equity, for further information.

The total number of outstanding shares amounted to 365,058,897 as of December 31, 2005. The average number of shares after full conversion of all outstanding convertible debenture loans is 375,015,400 for the fourth quarter and 378,712,105 for the full year 2005.

ACQUISITIONS AND DIVESTITURES

Under IFRS 3 the financial reporting requirements of the acquisition process has been adapted mainly when it comes to the purchase price allocation that requires potentially more intangible assets (mainly customer contract portfolios) to be recognized before the residual is allocated to goodwill. The valuation of the customer contract portfolio is based on the Multiple Excess Earnings Method (MEEM) which is a valuation model based on discounted cash flow projections for the customer contract portfolios. The value of the intangible asset is amortized over the expected life of the asset. A deferred tax liability is calculated at the local tax rate on the difference between the book value and tax value of the intangible asset. The deferred tax liability is amortized over the same period as the intangible asset. Provisions for restructuring included in the purchase price allocation and thus in the determination of goodwill are not allowed under IFRS 3, unless they are recognized in the seller's balance sheet. Acquisition calculations are finalized by the latest one year after the acquisition is made. For additional information please refer to pages 99–115 in the published Annual Report for 2004.

Acquisitions/divestitures January – December 2005 (MSEK)

Company	Division [1]	Included/ excluded from	Annual Sales [2]	Purchase price [3]	Enterprise value [4]	Goodwill [5]	Acq. related intangible fixed assets
Opening balance						**15,302**	**433**
BDM, *Switzerland*	Security Services Europe	Jan 1	24	43	23	22	3
Alert Services Holding, *Belgium*	Security Services Europe	n/a	-	452	452	342	140
ESES, *Spain*	Securitas Systems	Feb 16	73	27	27	3	6
Wornall Electronics Inc., *USA*	Securitas Systems	Apr 1	35	1	7	11	-
Bell, *UK* [6]	Securitas Systems	n/a	-	-	-	63	-
Hamilton Pacific, *USA*	Securitas Systems	Oct 7	366	281	279	240	10
AIPAA, *Argentina*	Security Services Europe	Nov 1	52	17	15	-	12
Black Star, *Spain*	Security Services Europe	Dec 15	462	236	229	87	76
Total acquisitions			**n/a**	**1,057**	**1,032**	**768**	**247**
CHS, *Eastern Europe*	Cash Handling Services	Apr 29	-177	-77	-89	-9	-
CHS, *Germany*	Cash Handling Services	Nov 28	-590	-28	-20	-96	-26
Total divestitures			**n/a**	**-105**	**-109**	**-105**	**-26**
Other acquisitions and divestitures [7]		n/a	-411	-14	-18	-138	38
Total acquisitions/divestitures January – December 2005			**n/a**	**938**	**905**	**525**	**259**
Amortization of acq. related intangible fixed assets						-	-123
Translation differences						1,965	70
Closing balance						**17,792**	**639**

1) Refers to division with main responsibility for the acquisition 2) Estimated annual sales at the time of the acquisition/divestiture in SEK at the exchange rate at the time of the acquisition 3) Price paid to the seller 4) Purchase price plus acquired net debt 5) Total increase in consolidated goodwill 6) Bell, share options exercised and fair value adjustment, Bell Tech, Australia 7) Securiconsult, Switzerland, Franceval – Sofigem, France, TCV Image & Control, Spain, Irmas BV, the Netherlands, PSI Beveiliging, the Netherlands, purchase of contracts in Security Services USA and Security Services Europe, Adjustment of Burns goodwill and the divestment of Globe.

Acquisitions

BDM, Switzerland

In January 2005 Securitas acquired BDM with activities in systems installations and monitoring in the Geneva region. The company, which is a high quality systems provider with a strong position on video surveillance, has annual sales of MCHF 4.2 (MSEK 24). The acquisition is included in the Securitas Group as from January 1, 2005 with an enterprise value of MCHF 3.8 (MSEK 23). The acquisition will significantly strengthen the installation and alarm monitoring capabilities of Securitas' operations in Switzerland.

Alert Services Holding, Belgium

In April 2001 Securitas Direct signed an agreement with Belgacom S.A. to combine their respective small alarms operations in the Benelux and France. The transaction was completed in three steps. As a first step, Securitas contributed its Belgian alarm operations and received a 5 percent minority interest in Alert Services Holding S.A. (ASH). As a second step in 2002, Securitas transferred its French small alarms operations to ASH and received in return additional ASH shares which resulted in a 72 percent majority shareholding in the company. These two steps did not include any exchange of cash. ASH was consolidated in the Securitas Group as from March 1, 2002.

On January 14, 2005 Securitas announced that Belgacom has exercised its option to sell its remaining shares in ASH for MEUR 50 (MSEK 452). Through this third step, Securitas acquired the remaining 28 percent of the shares in ASH. This completed the Belgacom transaction that has strengthened Securitas small alarm position in the Belgian and Dutch markets. ASH is now a wholly owned subsidiary of Securitas with sales of approximately MEUR 23 (MSEK 207) and with 91,000 alarm connections in the Benelux area.

ESES, Spain

In February, Securitas Systems in Spain acquired the operations of ESES (Empresa de Servicios Especializados de Seguridad S.A.) with nationwide installation and servicing of security systems in Spain. The company has forecasted sales of MEUR 8 (MSEK 73) in 2005. The operations have 130 employees and the enterprise value of the acquisition is MEUR 3.0 (MSEK 27). The service and monitoring contract portfolio accounts for 25 percent of total sales.

Acquisition related restructuring costs has amounted to MEUR -1.7 (MSEK -16) for ESES as per December 31 2005.

After the acquisition Securitas Systems in Spain will have annual sales of MEUR 74 (MSEK 672) and 700 employees in 30 branches throughout Spain.

The acquisition allows Securitas Systems to increase its presence in different market segments and thus broaden the offer of specialized products and services to its customers.

Wornall Electronics Inc., USA

In April 2005, Securitas Systems in the USA acquired Wornall Electronics Inc., the market leader in Kansas City. Wornall installs and services security systems in the Kansas City and New Jersey markets. The company has forecasted sales of MUSD 5 (MSEK 35) in 2005 and 27 employees. The enterprise value of the acquisitions amounts to MUSD 1 (MSEK 7).

This acquisition allows Securitas Systems to establish a strong local market presence in Kansas City and New Jersey. The New Jersey operation has the capacity to service the metro New York City market. These two operations will give Securitas Systems access to new markets and increase the footprint to further support the national customer market segment in the USA.

Bell, UK

A fair value adjustment regarding Bell Tech Australia, which is treated as an asset held for sale and not consolidated, has increased goodwill for the remaining operations of Bell with MSEK 62. Bell Tech Australia has been treated as an asset held for sale from the time of the acquisition of Bell and it has been the management's intention to dispose of Bell Tech Australia since this time. Bell Tech Australia is carried at fair value less costs to sell and is valued at MSEK 0. Share options in Bell UK exercised during 2005 has increased goodwill with a further MSEK 1, bringing the total increase in goodwill to MSEK 63. These are the final adjustments to the Bell acquisition calculation.

Hamilton Pacific, USA

On October 7, Securitas Systems in the USA acquired Hamilton Pacific L.P., Pasadena, CA. Hamilton Pacific is one of the leading providers of security solutions to banks and financial institutions in the USA. It has a leading position in California with 15 additional locations throughout the USA serving up to 22 states. Hamilton Pacific is providing electronic security systems, bank security equipment, vaults and ATMs to many of the major financial institutions. Sales for Hamilton Pacific in 2005 were MUSD 46 (MSEK 366) with an employee base of 225. The company is profitable and has contributed positively to the result before tax of the Securitas Group in 2005. The enterprise value of the acquisition is MUSD 35 (MSEK 279), goodwill from the acquisition is MUSD 30 (MSEK 240) and acquisition related restructuring costs are estimated to MUSD 1 (MSEK 8).

The acquisition establishes Securitas Systems in the USA not only as a provider of security solutions for large and medium sized financial offices like headquarters and regional offices, but also as a provider of security solutions and services for their branch networks throughout major parts of the USA. This acquisition thereby becomes an important part in the Securitas Systems U.S. strategy to specialize operations. This is comparable to the situation in Europe where Securitas Systems is the leading provider to the financial sector in some of the larger countries as well as in the Nordic region. After the acquisition Securitas Systems will have sales of MUSD 110 (MSEK 847) in the USA.

AIPAA, Argentina

In November 2005 Securitas acquired AIPAA in Argentina. The company is a high quality provider of guard services in the Buenos Aires region and has annual sales of MARS 22 (MSEK 52) and 1,000 employees. The enterprise value of the acquisition is 6 MARS (MSEK 15).

After the acquisition Securitas has annual sales of MARS 108 (MSEK 281) and 3,700 employees in Argentina.

Black Star, Spain

In December 2005 Securitas acquired Black Star in Spain, which is the leading private security company in the Andalucía region. With the acquisition, Securitas is strengthening its position in the provinces of Andalucía, as well as in Madrid, Barcelona and Murcia.

The company had sales of MEUR 49 (MSEK 462) in 2005 with approximately 2,000 employees. The enterprise value of the acquisition is MEUR 24 (MSEK 229) and will be included in Securitas from December 15, 2005.

After the acquisition Securitas in Spain will have sales of MEUR 440 (MSEK 4,150) within the guarding operation. Total sales for all Securitas activities in Spain will be MEUR 760 (MSEK 7,170) with more than 20,000 employees.

Divestments

Divestment of Cash Handling Services in Eastern Europe

Securitas has divested its cash handling services operations in Poland, Hungary and the Czech Republic to Brinks Inc., representing annual sales of MSEK 177. The disposal has impacted the net debt positively by MSEK 89. The operating income in the divested units has had no material impact on Group operating income. The divestment is done in order to enhance the focus on the U.S. and Western Europe cash handling services business.

Securitas remains active in the guarding business in Poland, Hungary and the Czech Republic, which represents annual sales of MSEK 340. The capital loss from the divestment amounts to MSEK -10.

Divestment of Cash Handling Services in Germany

In November 2005, Securitas divested its German cash handling operation to the German company Heros. Securitas main activity in Germany, which is not affected by the agreement, is security services and security systems with total sales 2005 of MEUR 430 (MSEK 4,100).

Securitas entered the German cash handling market through the acquisition of Protectas in 1992. The German cash handling operation has total sales of MEUR 62 (MSEK 590) and has never reached sufficient size or profitability.

After the divestment Securitas Cash Handling Services has total annual sales of MSEK 11,000 and activities in 10 countries in Europe and in USA.

The transaction resulted in a net capital loss of MSEK -151 (MEUR -16). This excludes the operating loss for Cash Handling Services activities in Germany which was MSEK -60 (MEUR -6) in 2005.

Divestment of remaining Globe activities in the USA

In December 2005 Securitas divested its airport security operations in the USA, representing annual sales of MUSD 55 (MSEK 426). Globe was divested in order to exit a non-core business within Security Services USA that has been slowed by the federalization of pre-board passenger screening and prohibitive cost structures. The operating income from U.S. airport security operations has had no material impact on Group operating income.

OTHER SIGNIFICANT EVENTS

Securitas protected by US SAFETY Act

On December 8, 2005 Securitas Security Services USA received from the U.S. Department of Homeland Security the highest level of protection afforded by the SAFETY Act. The SAFETY Act (Support Anti-terrorism by Fostering Effective Technologies Act) provides a system of risk and liability management benefits to providers of anti-terrorism products and services. Among other benefits, this protection provides Securitas Security Services USA with third-party liability immunity from claims arising from acts of terrorism within the United States. This protection also extends to Security Services USA's subcontractors, and, more importantly, to its clients, thereby giving clients of Securitas SAFETY Act protection from third-party liability.

Update on the events of September 11, 2001

A detailed account of the developments surrounding the events of September 11, 2001 has been presented in press releases and interim and annual reports for 2001 to 2004. For the most recent published background information please refer to the published Annual Report for 2004 Note 28, Contingent Liabilities page 87.

In addition to the insurance coverage maintained by Globe on September 11, other insurance coverage may be available to Globe for the events of September 11 through utilization of the Securitas Group's insurance. The insurer (If) which provided the Group insurance on September 11 denied coverage in respect of any potential liability arising out of the events of that day. Securitas commenced an arbitration proceeding in Sweden in order to confirm its right to extended coverage with respect to the events of September 11, 2001 under the Group's general liability policy. A final arbitration award was issued during 2004 in this proceeding confirming that coverage under this policy does extend to the events of September 11, 2001. The insurer filed a challenge to this award contending that the award should be partially set aside for reasons of procedural irregularities.

In November 2005, the Swedish Court of Appeal issued its decision with respect to If's challenge of the arbitral award. In its decision, the court confirmed that September 11 was covered event under the relevant policy but also ruled that under certain circumstances the insurer could be given the right to mitigate the limits of the policy. Both Securitas and the insurer have appealed this decision to the Swedish Supreme Court

Even if the insurance coverage finally would be mitigated in some aspect, it does not entail any financial risk for Securitas as Securitas liability according to U.S. law is limited to its final insurance coverage.

There have been no other material developments in the matter on the events of September 11, 2001 subsequent to the published Annual Report for 2004.

Repurchase of incentive program

In 2002 Securitas AB introduced a global employee incentive program with a maturity of five years directed to essentially all employees in the Securitas Group. The program was based on convertible debentures issued by Securitas AB totalling MEUR 443.5 corresponding to 17,349,913 new B-shares. The Annual General meeting on April 7, 2005 approved the proposal from the Board of Directors of Securitas AB to offer the participating employees an opportunity to divest their investment prior to maturity at a price equal to the market value.

The Swedish Stock Market Panel resolved that a repurchase of the incentive program in accordance with the Board's proposal was not in contradiction to good market practice, if approved by the general meeting of shareholders.

As per the end of the offer period participants representing approximately 43 percent of the convertibles had accepted the offer. After the repurchase of the employee participations Securitas has as per June 30, 2005 redeemed the convertible debentures in the same proportion thereby reducing the convertible debenture loans by MEUR 189. This has lead to a reduction in the number of outstanding shares after full conversion by 7,393,410 which corresponds to 2 percent. This is estimated to lead to a decreased dilution in earnings per share after taxes and dilution by close to 1 percent on a full year basis.

The repurchase of the employee participations and the redemption of the convertible debentures have not lead to any significant net costs for Securitas. A proportionate amount, 43 percent corresponding to MSEK 10.7, of the unamortized set up costs incurred when setting up the incentive program in 2002 has been released in the finance net. This cost would normally have been amortized over the duration of the incentive program. At the same time and when accounting for the acquisition of the employee participations in the Luxembourg company (Securitas Employee Convertible 2002 Holding S.A.), holding the convertible debentures, a negative goodwill arises. The negative goodwill is the difference between the acquisition price and the book value of the equity in the Luxembourg company. In accordance with the accounting principles under IAS/IFRS this negative goodwill is released to the income statement under Share of profit in associated companies with a positive amount of MSEK 11.3.

New syndicated loan facility

On June 17, Securitas signed a five year loan agreement (Multi Currency Revolving Credit Facility) of MUSD 1,100 with a syndicate of banks. The facility replaced the existing MUSD 800 syndicated facility maturing December 2008. It will be used for general corporate purposes.

ACCOUNTING PRINCIPLES

Adoption of IFRS from January 1, 2005

Securitas' consolidated financial statements are from January 1, 2005 prepared in accordance with International Financial Reporting Standards (IAS/IFRS as endorsed by the European Union) issued by the International Accounting Standards Board and interpretations issued by the International Financial Reporting Interpretations Committee (IFRIC).

This full year report has been prepared in accordance with IAS 34 Interim Financial Reporting and RR 31, Consolidated Interim Financial Reporting. The most important accounting principles under IFRS which is the basis for the preparation of this full year report have been published and are available on the Group's website www.securitasgroup.com under the section Financial Information – Accounting Principles. These accounting principles will be subject to an update when the Annual Report for 2005 is published.

The adoption date for IAS/IFRS is January 1, 2005 with comparatives for 2004 restated with the exception of IAS 39 Financial Instruments: Recognition and Measurement which was adopted on January 1, 2005 without retroactive application in line with the exemptions listed in IFRS 1. For additional information on the impact of IAS 39 please refer to page 22 of this report.

Detailed disclosures regarding the reconciliation between IAS/IFRS and Swedish GAAP can be found on pages 99–115 in the published Annual Report for 2004. The disclosures in the annual report are given for the accumulated impact and thus additional information for the impact on the fourth quarter is given on page 21 of this report. The relevant financial information provided under Swedish GAAP for 2004 is disclosed in this report as well for reference purposes.

Investments in associates

The investment in Securitas Employee Convertible 2002 Holding S.A., described on pages 14–15 of this report, is accounted for according to IAS 28 Investments in Associates, using the equity method. The equity method is used to account for shareholdings that are neither subsidiaries nor joint ventures, but where Securitas can exert a significant influence. The income share of associated companies is included in the consolidated statement of income under income before taxes. In the consolidated balance sheet, shareholdings in associated companies are accounted at acquisition value, adjusted for dividends and the share of income after the acquisition date. Any goodwill or other adjustments that reflects the difference between the purchase price and the share of equity in the acquired company at the time of acquisition is also included in the book value in the consolidated balance sheet. Negative goodwill is immediately reversed via the statement of income. For additional information please refer to Note 2 on page 20 of this report.

Adoption and impacts of new and revised IFRS for 2006

The Group is planning to adopt the amendment to IAS 19 Employee Benefits as of January 1, 2006. The amendment was endorsed by the European Union in November 2005. This amendment will from January 1, 2006 change the Group's principle for recognizing gains and losses resulting from changes in actuarial assumptions, plan experience and developments of the investment performance differing from that assumed. According to the principles in force for 2004 and 2005 these have been spread evenly in the statement of income over the future working lives for the employees covered by the plan to the extent that accumulated gains and losses on the balance sheet date falls outside the so called corridor at the beginning of the period. The changed accounting principle means that these gains and losses immediately will be recognized via equity. The impact on income before taxes and equity for the comparatives that will be presented in 2006 is estimated to:

MSEK	IFRS 2005	IFRS 2004
Income before taxes	2	1
Equity before taxes	-306	-114

Divestment of Cash Handling Services in Eastern Europe and Germany

Securitas has divested the cash handling operations in Poland, Hungary and the Czech Republic as of April 29, 2005 and in Germany as of November 28, 2005. Full year sales for the divested operations in Eastern Europe amounted to MSEK 177 with no material impact on the division Cash Handling Services nor the Group's operating income. The capital loss from the divestment of the operations in Eastern Europe amounted to MSEK -10. Full year sales for the divested operations in Germany amounted to MSEK 590. The operating income of the division Cash Handling Services and the Group has been burdened by operating losses of MSEK -60 up to the date of divestment. The capital loss from the divestment of the operations in Germany amounted to MSEK -151.

DIVIDEND TO SHAREHOLDERS

The stated dividend policy of Securitas is to declare a dividend to its shareholders of 40-50 percent of the annual free cash flow based on a sound free cash flow generation averaging 80 percent of adjusted income and a balanced growth strategy, comprising of both organic and acquisition driven growth.

With this background the Board of Directors proposes a dividend to shareholders of SEK 3.50 (3.00) per share, which is 48 percent (43) of free cash flow.

OTHER MATTERS

Annual General Meeting 2006

The Annual General Meeting 2006 will take place on Monday April 3, 2006 at Grand Hotel in Stockholm, Sweden.

Financial Information 2006

Securitas will release financial information 2006 as follows:

January – December, 2005	February 9, 2006	
January – March	May 9, 2006	
January – June	August 10, 2006	
January – September	November 16, 2006	(previously November 9)

The Annual Report for 2005 will be available in March 2006.

Board proposal

The Board of Securitas AB today proposes that Securitas transform three of its divisions into independent, specialized security companies: Loomis Cash Handling Services AB (currently Cash Handling Services, to be renamed), Securitas Direct AB and Securitas Systems AB. The three new companies will, subject to a decision by an Extraordinary General Meeting proposed for September 25, 2006, be distributed to the shareholders by way of a dividend and listed on the O-list of the Stockholm Stock Exchange immediately thereafter. For further information please refer to separate press release issued today.

Stockholm, February 9, 2006



Thomas Berglund
President and Chief Executive Officer

Auditors' review report

We have conducted a general examination of the full year report for Securitas AB (publ.) for the period ended December 31, 2005, in accordance with the recommendation issued by FAR.

A general examination is limited to discussion with the Company's employees and to an analytical examination of financial information and thus provides a lesser degree of certainty than an audit. We have not performed an audit of this full year report and thus have not issued an audit opinion.

Nothing has come to our attention that indicates that the full year report does not fulfill the requirements for full year reports as prescribed in the Swedish Annual Accounts Act and IAS 34.

Stockholm, February 9, 2005
PricewaterhouseCoopers AB
Göran Tidström
Authorized Public Accountant

Income

MSEK	IFRS Oct-Dec 2005	IFRS Oct-Dec 2004	Sw. GAAP Oct-Dec 2004	IFRS Jan-Dec 2005	IFRS Jan-Dec 2004	Sw. GAAP Jan-Dec 2004	Sw. GAAP Jan-Dec 2003
Sales, continuing operations	17,427.9	14,579.9	14,579.9	63,939.3	58,167.6	58,167.6	57,886.3
Sales, acquired business	282.6	642.1	642.1	2,074.3	1,519.0	1,519.0	964.0
Total Sales	**17,710.5**	**15,222.0**	**15,222.0**	**66,013.6**	**59,686.6**	**59,686.6**	**58,850.3**
Organic sales growth, % 1)	*5*	*3*	*3*	*5*	*3*	*3*	*-3*
Production expenses	-13,647.4	-11,620.2	-11,621.7	-51,320.1	-46,013.7	-46,017.8	-45,491.5
Gross income	**4,063.1**	**3,601.8**	**3,600.3**	**14,693.5**	**13,672.9**	**13,668.8**	**13,358.8**
Selling and administrative expenses	-2,873.1	-2,486.0	-2,492.6	-10,399.9	-9,646.5	-9,674.5	-9,626.8
Operating income before amortization	**1,190.0**	**1,115.8**	**1,107.7**	**4,293.6**	**4,026.4**	**3,994.3**	**3,732.0**
Operating margin, %	*6.7*	*7.3*	*7.3*	*6.5*	*6.7*	*6.7*	*6.3*
Amortization of goodwill	-	-	-284.2	-	-	-1,149.7	-1,137.0
Amortization of acquisition related intangible fixed assets	-30.3	-25.9	-	-122.5	-99.6	-	-
Acquisition related restructuring costs	-5.3	-22.1	-	-35.1	-26.5	-	-
Operating income after amortization	**1,154.4**	**1,067.8**	**823.5**	**4,136.0**	**3,900.3**	**2,844.6**	**2,595.0**
Financial income and expense 2)	-131.1	-122.8	-122.8	-523.1	-516.6	-516.6	-596.8
Revaluation of financial instruments 3)	-5.1	-	-	36.2	-	-	-
Share in income of associated companies 2)	0.3	-	-	11.8	-	-	-
Income before taxes	**1,018.5**	**945.0**	**700.7**	**3,660.9**	**3,383.7**	**2,328.0**	**1,998.2**
Net margin, %	*5.8*	*6.2*	*4.6*	*5.5*	*5.7*	*3.9*	*3.4*
Current taxes	-323.0	-235.5	-235.5	-934.2	-795.0	-795.0	-675.2
Deferred taxes	59.0	-11.9	-14.6	-14.1	-60.2	-65.4	-78.9
Minority share in net income	-	-	-0.3	-	-	-0.7	-1.8
Net income for the period	**754.5**	**697.6**	**450.3**	**2,712.6**	**2,528.5**	**1,466.9**	**1,242.3**
Whereof attributable to:							
Equity holders of the Parent Company	754.4	697.3	-	2,711.1	2,527.8	-	-
Minority interests	0.1	0.3	-	1.5	0.7	-	-
Earnings per share after taxes, before dilution (SEK)	2.07	1.91	1.23	7.43	6.92	4.02	3.41
Earnings per share after taxes, after dilution (SEK)	2.04	1.87	1.22	7.31	6.79	4.01	3.45

Cash flow

Operating cash flow MSEK	IFRS Oct-Dec 2005	IFRS Oct-Dec 2004	Sw. GAAP Oct-Dec 2004	IFRS Jan-Dec 2005	IFRS Jan-Dec 2004	Sw. GAAP Jan-Dec 2004	Sw. GAAP Jan-Dec 2003
Operating activities							
Operating income before amortization	1,190.0	1,115.8	1,107.7	4,293.6	4,026.4	3,994.3	3,732.0
Investment in fixed assets	-612.4	-710.3	-710.3	-2,220.4	-1,969.9	-1,969.9	-1,718.6
Depreciation	503.3	433.9	442.0	1,948.6	1,613.0	1,645.1	1,564.1
Change in accounts receivable	-90.6	-318.9	-318.9	-443.4	-485.1	-485.1	-368.1
Changes in other operating capital employed	815.9	875.0	875.0	494.0	445.6	445.6	-282.2
Cash flow from operational activities 4)	**1,806.2**	**1,395.5**	**1,395.5**	**4,072.4**	**3,630.0**	**3,630.0**	**2,927.2**
Cash flow from operations, %	*152*	*125*	*126*	*95*	*90*	*91*	*78*
Financial income and expenses paid	-151.4	-127.5	-127.5	-485.2	-518.4	-518.4	-615.0
Income taxes paid	-306.0	-249.6	-249.6	-926.1	-581.5	-581.5	-510.9
Free cash flow	**1,348.8**	**1,018.4**	**1,018.4**	**2,661.1**	**2,530.1**	**2,530.1**	**1,801.3**
Free cash flow, % 5)	*183*	*134*	*136*	*94*	*93*	*94*	*73*
Free cash flow to net debt ratio 6)	*0.22*	*0.24*	*0.28*	*0.22*	*0.24*	*0.28*	*0.20*
Cash flow from investing activities, acquisitions	-480.4	-484.9	-484.9	-1,213.2	-2,362.3	-2,362.3	-1,307.8
Cash flow from financing activities	323.0	-943.1	-943.1	-1,192.6	-1,495.3	-1,495.3	1,572.3
Cash flow for the period	**1,191.4**	**-409.6**	**-409.6**	**255.3**	**-1,327.5**	**-1,327.5**	**2,065.8**

Cash flow MSEK	Oct-Dec 2005	Oct-Dec 2004	Oct-Dec 2004	Jan-Dec 2005	Jan-Dec 2004	Jan-Dec 2004	Jan-Dec 2003
Cash flow from operations	1,955.9	1,707.1	1,707.1	4,843.2	4,453.4	4,453.4	3,492.9
Cash flow from investing activities	-1,087.5	-1,173.6	-1,173.6	-3,395.3	-4,285.6	-4,285.6	-2,999.4
Cash flow from financing activities	323.0	-943.1	-943.1	-1,192.6	-1,495.3	-1,495.3	1,572.3
Cash flow for the period	**1,191.4**	**-409.6**	**-409.6**	**255.3**	**-1,327.5**	**-1,327.5**	**2,065.8**

Change in net debt MSEK	Oct-Dec 2005	Oct-Dec 2004	Oct-Dec 2004	Jan-Dec 2005	Jan-Dec 2004	Jan-Dec 2004	Jan-Dec 2003
Opening balance	**-12,612.1**	**-11,838.9**	**-10,184.0**	**-10,633.1**	**-9,082.5**	**-9,082.5**	**-9,886.8**
Effect of change in accounting principle 7)	-	-	-	-3.8	-1,604.3	32.6	-
Opening balance adjusted in accordance with new principle	**-12,612.1**	**-11,838.9**	**-10,184.0**	**-10,636.9**	**-10,686.8**	**-9,049.9**	**-9,886.8**
Cash flow for the period	1,191.4	-409.6	-409.6	255.3	-1,327.5	-1,327.5	2,065.8
Change in loans 8)	-323.0	943.1	1,010.5	97.4	765.2	832.6	-2,095.5
Change in net debt before revaluation and translation differences	**868.4**	**533.5**	**600.9**	**352.7**	**-562.3**	**-494.9**	**-29.7**
Revaluation of financial instruments 8)	10.2	-	-	51.8	-	-	-
Translation differences 8)	-211.3	672.3	499.0	-1,712.4	616.0	460.7	834.0
Change in net debt	**667.3**	**1,205.8**	**1,099.9**	**-1,307.9**	**53.7**	**-34.2**	**804.3**
Closing balance	**-11,944.8**	**-10,633.1**	**-9,084.1**	**-11,944.8**	**-10,633.1**	**-9,084.1**	**-9,082.5**

Capital employed and financing

MSEK	IFRS Dec 31, 2005	IFRS Sep 30, 2005	IFRS Dec 31, 2004	Sw. GAAP Dec 31, 2004	IFRS Sep 30, 2004	Sw. GAAP Sep 30, 2004	Sw. GAAP Dec 31, 2003
Operating capital employed	**8,182.1**	**8,386.9**	**6,740.9**	**5,390.7**	**7,032.8**	**5,565.5**	**5,521.4**
Operating capital employed as % of sales 9)	*12*	*13*	*11*	*9*	*12*	*9*	*9*
Return on operating capital employed, % 10)	*58*	*56*	*61*	*73*	*59*	*72*	*72*
Goodwill	17,792.4	17,478.2	15,301.9	14,508.3	16,176.2	15,633.2	14,777.8
Acquisition related intangible fixed assets	638.5	553.0	433.2	-	472.0	-	-
Shares in associated companies 2)	178.6	177.4	-	-	-	-	-
Capital employed	**26,791.6**	**26,595.5**	**22,476.0**	**19,899.0**	**23,681.0**	**21,198.7**	**20,299.2**
Return on capital employed, % 10)	*16*	*16*	*18*	*20*	*17*	*19*	*18*
Net debt	**-11,944.8**	**-12,612.1**	**-10,633.1**	**-9,084.1**	**-11,838.9**	**-10,184.0**	**-9,082.5**
Minority interest	-	-	-	16.6	-	16.4	15.6
Shareholders' equity	**14,846.8**	**13,983.4**	**11,842.9**	**10,798.3**	**11,842.1**	**10,998.3**	**11,201.1**
Net debt equity ratio/multiple	*0.80*	*0.90*	*0.90*	*0.84*	*1.00*	*0.93*	*0.81*

Notes 1–10 refer to page 20

Balance Sheet

MSEK	IFRS Dec 31, 2005	IFRS Sep 30, 2005	IFRS Dec 31, 2004	Sw. GAAP Dec 31, 2004	IFRS Sep 30, 2004	Sw. GAAP Sep 30, 2004	Sw. GAAP Dec 31, 2003
ASSETS							
Fixed assets							
Goodwill	17,792.4	17,478.2	15,301.9	14,508.3	16,176.2	15,633.2	14,777.8
Acquisition related intangible fixed assets	638.5	553.0	433.2	-	472.0	-	-
Other intangible fixed assets	313.3	293.2	268.6	431.9	235.8	403.9	384.7
Tangible fixed assets	5,941.5	6,002.1	5,820.0	5,820.0	5,170.8	5,170.8	5,069.0
Shares in associated companies [2]	178.6	177.4	-	-	-	-	-
Non-interest bearing financial fixed assets [3]	2,143.3	1,922.0	1,875.6	1,876.2	2,013.6	2,015.9	2,455.2
Interest bearing financial fixed assets [3]	1,166.8	1,259.2	138.2	138.2	140.7	140.7	138.7
Total fixed assets	28,174.4	27,685.1	23,837.5	22,774.6	24,209.1	23,364.5	22,825.4
Current assets							
Non-interest bearing current assets	13,974.9	13,838.0	11,884.8	10,335.8	12,314.7	10,659.8	9,653.6
Other interest bearing current assets [3]	668.5	722.2	-	-	-	-	-
Liquid funds	3,470.8	2,245.6	3,120.4	3,120.4	3,562.4	3,562.4	4,475.7
Total current assets	18,114.2	16,805.8	15,005.2	13,456.2	15,877.1	14,222.2	14,129.3
TOTAL ASSETS	46,288.6	44,490.9	38,842.7	36,230.8	40,086.2	37,586.7	36,954.7

MSEK	IFRS Dec 31, 2005	IFRS Sep 30, 2005	IFRS Dec 31, 2004	Sw. GAAP Dec 31, 2004	IFRS Sep 30, 2004	Sw. GAAP Sep 30, 2004	Sw. GAAP Dec 31, 2003
SHAREHOLDERS' EQUITY AND LIABILITIES							
Shareholders' equity							
Attributable to the equity holders of the Parent Company	14,845.3	13,982.0	11,826.3	10,798.3	11,825.7	10,998.3	11,201.1
Minority interests	1.5	1.4	16.6	-	16.4	-	-
Total shareholders' equity	14,846.8	13,983.4	11,842.9	10,798.3	11,842.1	10,998.3	11,201.1
Equity ratio,%	*32*	*31*	*30*	*30*	*30*	*29*	*30*
Minority interests	-	-	-	16.6	-	16.4	15.6
Long-term liabilities							
Non-interest bearing long-term liabilities	99.1	37.2	90.8	90.8	43.0	43.0	231.2
Interest bearing long-term liabilities [3]	7,635.2	7,683.7	10,141.8	10,141.8	11,241.1	11,241.1	11,205.7
Interest bearing provisions	-	-	-	-	-	-	32.6
Non-interest bearing provisions	2,183.6	2,230.9	2,116.3	2,081.4	2,801.3	2,784.1	2,072.5
Total long-term liabilities	9,917.9	9,951.8	12,348.9	12,314.0	14,085.4	14,068.2	13,542.0
Current liabilities							
Non-interest bearing current liabilities	11,908.2	11,400.3	10,901.0	10,901.0	9,857.8	9,857.8	9,737.4
Interest bearing current liabilities [3]	9,615.7	9,155.4	3,749.9	2,200.9	4,300.9	2,646.0	2,458.6
Total current liabilities	21,523.9	20,555.7	14,650.9	13,101.9	14,158.7	12,503.8	12,196.0
TOTAL SHAREHOLDERS' EQUITY & LIABILITIES	46,288.6	44,490.9	38,842.7	36,230.8	40,086.2	37,586.7	36,954.7

Changes in shareholders' equity

MSEK	Attributable to equity holders of the Parent Company	Minority interests	Total
Opening balance	11,826.3	16.6	11,842.9
Effect of change of accounting principle IAS 39 [3]	-2.7	-	-2.7
Opening balance adjusted in accordance with new principle	11,823.6	16.6	11,840.2
Cash flow hedges net of tax	11.2	-	11.2
Net investment hedges	-544.6	-	-544.6
Translation differences	1,939.2	1.3	1,940.5
Net income/expense recognized directly in equity	1,405.8	1.3	1,407.1
Net income for the period	2,711.1	1.5	2,712.6
Total recognized net income	2,711.1	1.5	2,712.6
Acquisition of minority interest	-	-17.9	-17.9
Dividend paid to the shareholders of the Parent Company	-1,095.2	-	-1,095.2
Closing balance	14,845.3	1.5	14,846.8

Data per share

SEK	IFRS Oct-Dec 2005	IFRS Oct-Dec 2004	Sw. GAAP Oct-Dec 2004	IFRS Jan-Dec 2005	IFRS Jan-Dec 2004	Sw. GAAP Jan-Dec 2004	Sw. GAAP Jan-Dec 2003
Share price, end of period	132.00	114.00	114.00	132.00	114.00	114.00	97.00
Earnings after current taxes, after dilution	1.88	1.90	1.26	7.34	6.95	4.19	3.66
Earnings after taxes, before dilution	2.07	1.91	1.23	7.43	6.92	4.02	3.41
Earnings after taxes, after dilution	2.04	1.87	1.22	7.31	6.79	4.01	3.45
Dividend	-	-	-	3.50[11]	3.00	3.00	2.00
P/E-ratio after dilution	-	-	-	18	17	28	28
Number of shares outstanding	365,058,897	365,058,897	365,058,897	365,058,897	365,058,897	365,058,897	365,058,897
Average number of shares outstanding	365,058,897	365,058,897	365,058,897	365,058,897	365,058,897	365,058,897	364,808,523
Number of shares after dilution	375,015,400	382,408,810	382,408,810	375,015,400	382,408,810	382,408,810	382,408,810
Average number of shares after dilution	375,015,400	382,408,810	382,408,810	378,712,105	382,408,810	382,408,810	382,416,866

Notes 2–3 and 11 refer to page 20

Divisional overview January – December 2005 and 2004

The Divisional Overview shows 2004 according to IFRS and after the organizational changes presented in the first quarter and in this report.

	Security Services USA		Security Services Europe		Securitas Systems		Direct		Cash Handling Services		Other and Eliminations		Group	
MSEK	**2005**	**2004**	**2005**	**2004**	**2005**	**2004**	**2005**	**2004**	**2005**	**2004**	**2005**	**2004**	**2005**	**2004**
Sales, external	21,616	20,017	24,757	23,084	5,331	4,327	2,701	2,144	11,566	10,073	43	42	66,014	59,687
Sales, intra-group	-	-	239	205	467	397	5	4	15	9	-726	-615	-	-
Total sales	**21,616**	**20,017**	**24,996**	**23,289**	**5,798**	**4,724**	**2,706**	**2,148**	**11,581**	**10,082**	**-683**	**-573**	**66,014**	**59,687**
Organic sales growth, %	***4***	***-2***	***5***	***4***	***6***	***1***	***23***	***28***	***2***	***5***	-	-	***5***	***3***
Operating income before amortization	**1,080**	**982**	**1,873**	**1,849**	**669**	**554**	**258**	**201**	**680**	**714**	**-266**	**-274**	**4,294**	**4,026**
Operating margin, %	***5.0***	***4.9***	***7.5***	***7.9***	***11.5***	***11.7***	***9.5***	***9.4***	***5.9***	***7.1***	-	-	***6.5***	***6.7***
Amortization of acquisition related intangible fixed assets	-33	-34	-40	-26	-16	-9	-9	-6	-25	-25	0	0	-123	-100
Acquisition related restructuring costs	0	-1	-1	-21	-34	-3	-	-	0	-1	-	-	-35	-26
Operating income after amortization	1,047	947	1,832	1,802	619	542	249	195	655	688	-266	-274	4,136	3,900
Operating capital employed	1,339	938	1,431	1,592	899	575	1,103	831	2,416	2,721	994	84	8,182	6,741
Operating capital employed as % of sales[1)]	***6***	***5***	***6***	***7***	***15***	***11***	***41***	***39***	***21***	***24***	-	-	***12***	***11***
Goodwill	6,873	5,831	5,587	4,962	2,424	1,936	51	13	2,848	2,551	9	9	17,792	15,302
Acquisition related intangible fixed assets	38	42	290	100	224	208	55	13	31	69	1	1	639	433
Shares in associated companies	-	-	-	-	-	-	-	-	-	-	179	-	179	-
Capital employed	**8,250**	**6,811**	**7,308**	**6,654**	**3,547**	**2,719**	**1,209**	**857**	**5,295**	**5,341**	**1,183**	**94**	**26,792**	**22,476**
Return on capital employed,% [2)]	***13***	***14***	***26***	***28***	***19***	***20***	***21***	***24***	***13***	***13***	-	-	***16***	***18***

[1)] *Adjusted for the full year sales of acquired entities.*

[2)] *Return on capital employed is based on 12 months operating income.*

Notes

1) The calculation of organic sales growth is specified in the table Specification of currency changes – Sales on page 23.

2) Share in income of associated companies refers to Securitas Employee Convertible 2002 Holding S.A. The share of capital and voting rights after the partial redemption of the convertible debenture loans issued is 43.1 percent. The equity method is used to account for shares in associated companies. The share in income of associated companies consists of MSEK:

	Q4	*FY*
Reversal of negative goodwill	-	*11.3*
Share in income for the period	*0.3*	*0.5*
Total	*0.3*	*11.8*

The negative goodwill relates to the discount on the share purchase price which is based on a market valuation of the share calculated by using a market interest rate for the remaining duration of the convertible debenture loans. This discount offsets the cost of writing off prepaid financial expenses related to the program of MSEK -10.7 included in Financial income and expense as well as to other costs related to the redemption. Thus the net impact for the Group is not material. Both the reversal of negative goodwill and the write off of prepaid financial expenses are non-recurring items. After the reversal of negative goodwill, there is no difference between the Group's book value of the shares in associated companies and the Parent Company's share of capital of Securitas Employee Convertible 2002 Holding S.A.

3) The impact of the transition to IAS 39 and its impact on the statement of income and balance sheet can be found on page 22. Securitas has chosen to separate all revaluation effects from the other financial items that are included in Financial income and expense in order to make it easier to compare Financial income and expense for 2005 with comparatives that are not impacted by IAS 39.

4) Cash flow from operational activities is unchanged under IFRS compared to under Swedish GAAP. However due to the reclassification of amortization previously included in operating income before amortization, operating income before amortization has increased with MSEK 8.1 for October - December 2004 under IFRS, and with MSEK 32.1 for January – December 2004 under IFRS. This impact is offset by a reduction in the depreciation that is added back in the cash flow with MSEK -8.1 for October - December under IFRS, and with MSEK -32.1 for January – December 2004 under IFRS.

5) Free cash flow as a percent of operating income before amortization less current taxes and Financial income and expense (adjusted income).

6) Free cash flow (rolling 12 months) in relation to closing net debt.

7) The change in accounting principles for January – December 2005 is the result of the adoption of IAS 39. For further information please refer to page 22. The change in accounting principles for previous periods have been described in previous interim reports for all periods accounted for under Swedish GAAP. For previous periods accounted for under IFRS, please refer to pages 99–115 of the published Annual Report for 2004.

8) Change in loans includes the change in securitization for all periods accounted for under IFRS. Revaluation of financial instruments has no cash flow impact and is thus shown as a separate item in the specification to the change in net debt. Translation differences include translation on the securitization for all periods accounted for under IFRS.

9) Adjusted for the full year sales of acquired entities.

10) Operating income before amortization (rolling 12 months) as percent of closing balance capital employed (excluding shares in associated companies).

11) Proposed dividend.

File No. 82-34719

IFRS Transition information

This information is provided for the purpose of disclosing the impact of adopting IAS/IFRS for the fourth quarter 2004. The impact on net income for the first, second and third quarters 2004 and for the full year 2004 are also shown for reference purposes. The accumulated impact for both net income and shareholders' equity has already been disclosed in the published Annual Report for 2004.

Impact on Net income for the period (MSEK)	Jan-Mar 2004	Apr-Jun 2004	Jul-Sep 2004	Oct-Dec 2004	Jan-Dec 2004
Net income for the period according to Swedish GAAP	289.9	333.4	393.3	450.3	1,466.9
Reclassification from Production expenses	0.9	0.9	0.8	1.5	4.1
Reclassification from Selling and administrative expenses	4.8	4.9	4.9	4.4	19.0
Reclassification to Amortization of acquisition related intangible fixed assets	-5.7	-5.8	-5.7	-5.9	-23.1
Net impact from reclassification	-	-	-	-	-
Reversal of amortization from Selling and administrative expenses IFRS 3	2.3	2.2	2.3	2.2	9.0
Reversal of Amortization of goodwill IFRS 3	278.7	285.7	301.1	284.2	1,149.7
Amortization of acquisition related intangible fixed assets IFRS 3	-17.9	-18.3	-20.3	-20.0	-76.5
Acquisition related restructuring costs IFRS 3	-3.6	0.6	-1.4	-22.1	-26.5
Deferred tax on IFRS adjustments IFRS 3	1.3	-0.3	1.5	2.7	5.2
Reversal of minority share in net income for the period	0.1	0.2	0.1	0.3	0.7
Net impact of effects on net income from IFRS	260.9	270.1	283.3	247.3	1,061.6
Net income for the period according to IFRS	550.8	603.5	676.6	697.6	2,528.5

Impact on Shareholders' equity by quarter (MSEK)	Dec 31, 2004
Opening balance according to adopted balance sheet Jan 1, 2004	11,201.1
Effects of change in accounting principle RR 29/IAS 19 [1]	-530.8
Opening balance adjusted in accordance with RR 29/IAS 19 Jan 1, 2004	10,670.3
Translation differences Swedish GAAP Jan-Mar	317.1
Net income for the period according to Swedish GAAP Jan-Mar	289.9
Net changes to shareholders' equity according to Swedish GAAP in Q1 2004	607.0
Effects of change regarding transfer of minority interests per 31 March [2]	13.4
Effects of change regarding minority interests in net income Jan-Mar [2]	-0.1
Effects of change in accounting principle IFRS 3 per 31 March [3]	24.2
Effects of change on net income from IFRS Jan-Mar [4]	260.9
Impact of change in accounting principles on translation differences Jan-Mar	3.8
Net effects on shareholders equity resulting from the transition to IFRS in Q1 2004	302.2
Opening balance according to IFRS April 1, 2004	11,579.5
Translation differences Swedish GAAP Apr-Jun	-102.5
Net income for the period according to Swedish GAAP Apr-Jun	333.4
Dividend paid to the shareholders of the Parent Company	-730.1
Net changes to shareholders' equity according to Swedish GAAP in Q2 2004	-499.2
Effects of change regarding transfer of minority interests per 30 June [2]	-0.8
Effects of change regarding minority interests in net income Apr-Jun [2]	-0.2
Effects of change on net income from IFRS Apr-Jun [4]	270.1
Impact of change in accounting principles on translation differences Apr-Jun	-1.8
Net effects on shareholders equity resulting from the transition to IFRS in Q2 2004	267.3
Opening balance according to IFRS July 1, 2004	11,347.6
Translation differences Swedish GAAP Jul-Sep	-173.1
Net income for the period according to Swedish GAAP Jul-Sep	393.3
Net changes to shareholders' equity according to Swedish GAAP in Q3 2004	220.2
Effects of change regarding transfer of minority interests per 30 September [2]	3.8
Effects of change regarding minority interests in net income Jul-Sep [2]	-0.1
Effects of change on net income from IFRS Jul-Sep [4]	283.3
Impact of change in accounting principles on translation differences Jul-Sep	-12.7
Net effects on shareholders equity resulting from the transition to IFRS in Q3 2004	274.3
Opening balance according to IFRS October 1, 2004	11,842.1
Translation differences Swedish GAAP Oct-Dec	-650.3
Net income for the period according to Swedish GAAP Oct-Dec	450.3
Net changes to shareholders' equity according to Swedish GAAP in Q4 2004	-200.0
Effects of change regarding transfer of minority interests per 31 December [2]	0.2
Effects of change regarding minority interests in net income Oct-Dec [2]	-0.3
Effects of change on net income from IFRS Oct-Dec [4]	247.3
Impact of change in accounting principles on translation differences Oct-Dec	-46.4
Net effects on shareholders equity resulting from the transition to IFRS in Q4 2004	200.8
Closing balance according to IFRS December 31, 2004	11,842.9

1) The impact from IAS 19 while being considered and IAS/IFRS adjustment has already impacted the shareholders' equity that was presented in the interim report for the fourth quarter 2004, since the Swedish standard corresponding to IAS 19 - RR 29 was implemented under Swedish GAAP as per January 1, 2004.

2) Minority interests are under IFRS treated as a separate component of shareholders' equity. Minority interests in the income statement should not impact net income.

3) IFRS 3 requires that the opening balance for restructuring provisions included in goodwill, and not qualifying under IFRS 3, to be reversed to equity net of deferred tax.

4) Please refer to Impact on Net income for the period and the net impact of effects on net income from IFRS above.

Impact of adopting IAS 39 Financial Instruments

IAS 39 Financial Instruments: Recognition and Measurement has been implemented as from January 1, 2005 without the comparatives being restated, which is in line with the exemption listed in IFRS 1.

Financial instruments are recorded initially at fair value with the subsequent measurement depending on the designation of the instrument.

The Group designates its financial instruments in the following categories:

- Financial assets or financial liabilities at fair value through profit and loss (including derivatives not designated as hedging instruments)
- Loans and receivables
- Held to maturity investments
- Available for sale financial assets
- Financial liabilities designated for hedging
- Other financial liabilities
- Derivatives designated for hedging

Most of the Group's current assets are loans and receivables (including accounts receivables and most other current receivables). Financial assets or financial liabilities at fair value through profit or loss, held to maturity investments and available-for-sale financial assets are normally categories in which the Group has no or very limited positions. Financial liabilities designated for hedging includes both long-term and short-term loans designated as hedged instruments and hedged effectively via derivatives designated for hedging. Other financial liabilities comprise all other financial liabilities including such items as accounts payable and other current liabilities and also any long-term and short-term loans not included in financial liabilities designated for hedging.

Financial liabilities designated for hedging that qualifies for fair value hedge accounting are carried at fair value in the balance sheet. Changes in the fair value are included in the statement of income in the period in which they arise. The corresponding gain or loss from re-measuring the hedging instrument (the derivative instrument) at fair value is also included in the statement of income in the same period as that in which the gain or loss on the hedged instrument arises. Cash flow hedging instruments are carried at fair value in the balance sheet and the gain or loss from re-measuring the hedging instrument at fair value are recognized in equity with a reversal from equity to the statement of income in the period of which the cash flow of the hedged item impacts the statement of income. Gains and losses on derivatives that are part of a net investment hedge relationship are recognized in equity.

Most of the financial hedging activities in the Group qualify for hedge accounting under IAS 39. One exception is the exposure to floating USD interest rate risk that is being hedged via a program of interest rate swaps for an amount of MUSD 487 maturing during 2006 and up until April 2007. As per January 1, 2005 the unrealized loss on these interest rate swaps amounted to MSEK -9 before tax. In addition to this the impact from all other instruments that are required to be recognized at fair value from January 1, 2005 amounted to MSEK 5. The net impact of MSEK -4 has net of deferred tax been accounted for as a reduction in non restricted reserves of MSEK -3, as it constituted a change in accounting principles.

On January 1, 2005 the Group recognized the fair value of the financial liabilities designated for hedging and the derivates designated for hedging, in the balance sheet. This has resulted in an increase of MSEK 2,467.0 in Interest bearing financial fixed assets, an increase of MSEK 76.4 in Interest bearing current liabilities, an increase of MSEK 2,394.4 in Interest bearing long-term liabilities, an increase of MSEK 1.1 in deferred tax included in Non-interest bearing financial fixed assets and a decrease in equity of MSEK -2.7 mainly coming from the unrealized loss on the interest rate swaps. The impact on the balance sheet size is an increase from MSEK 38,842.7 to MSEK 41,310.8 with MSEK 2,468.1. This has resulted in a small reduction in the equity ratio. The net debt increased slightly from MSEK 10,633.1 to MSEK 10,636.9 with MSEK 3.8.

The fair value adjustments of the financial instruments will consequently impact the size of the net debt but as they will not result in a real cash flow for the Group they will be shown on a separate line in the statement which reconciles the change in net debt.

As per December 31, 2005 the recognition of the fair value of the financial instruments has resulted in a positive revaluation of MSEK 36.2 in the statement of income (MSEK 26.1 after tax) and MSEK 15.6 (MSEK 11.2 net of tax) via the hedging reserve in equity. The main explanation for this is the increase in USD interest rates during 2005 which has resulted in a positive revaluation of the USD interest rate swaps.

The revaluation impact for the fourth quarter 2005 is a negative revaluation of MSEK -5.1 in the statement of income (MSEK -3.7 after tax) and a positive revaluation of MSEK 15.3 (MSEK 11.0 net of tax) via the hedging reserve in equity. This reflects a slight increase in USD interest rates during the quarter which however is offset by a shorter remaining duration for the derivatives.

IAS 39 will create more volatility in the income statement and balance sheet but it will not impact the Group's cash flow or its treasury strategies. The USD interest rate swaps or any other instrument that will be accounted for with a similar impact any unrealized gains or losses will come back to zero on the final maturity date.

For further information please refer to the table below.

	January 1, 2005			Accumulated impact Sept 30, 2005	Period impact Oct-Dec, 2005	Accumulated impact Dec 31, 2005
MSEK	**Opening balance before IAS 39**	**Effects of transition to IAS 39**	**Opening balance adjusted for IAS 39**		**Revaluation of financial instruments**	
Other fixed assets	21,823.7	-	21,823.7	-	-	-
Non-interest bearing financial fixed assets	1,875.6	1.1	1,876.7	-1.1	-	-1.1
Interest bearing financial fixed assets	138.2	2,467.0	2,605.2	-1,312.0	-80.3	-1,392.3
Total fixed assets	**23,837.5**	**2,468.1**	**26,305.6**	**-1,313.1**	**-80.3**	**-1,393.4**
Non-interest bearing current assets	11,884.8	-	11,884.8	-	-	-
Other interest bearing current assets	-	-	-	722.2	-53.7	668.5
Cash and liquid funds	3,120.4	-	3,120.4	-	-	-
Total current assets	**15,005.2**	**-**	**15,005.2**	**722.2**	**-53.7**	**668.5**
TOTAL ASSETS	**38,842.7**	**2,468.1**	**41,310.8**	**-590.9**	**-134.0**	**-724.9**
Attributable to the equity holders of the Parent Company[1]	11,826.3	-2.7	11,823.6	30.0	7.3	37.3
Minority interests	16.6	-	16.6	-	-	-
Total shareholders' equity	**11,842.9**	**-2.7**	**11,840.2**	**30.0**	**7.3**	**37.3**
Non-interest bearing long-term liabilities	90.8	-	90.8	-	-	-
Interest bearing long-term liabilities	10,141.8	2,394.4	12,536.2	-1,255.7	-89.8	-1,345.5
Non-interest bearing provisions	2,116.3	-	2,116.3	10.5	2.9	13.4
Total long-term liabilities	**12,348.9**	**2,394.4**	**14,743.3**	**-1,245.2**	**-86.9**	**-1,332.1**
Non-interest bearing current liabilities	10,901.0	-	10,901.0	-	-	-
Interest bearing current liabilities	3,749.9	76.4	3,826.3	624.3	-54.4	569.9
Total current liabilities	**14,650.9**	**76.4**	**14,727.3**	**624.3**	**-54.4**	**569.9**
TOTAL SHAREHOLDERS' EQUITY & LIABILITIES	**38,842.7**	**2,468.1**	**41,310.8**	**-590.9**	**-134.0**	**-724.9**
Net debt	**-10,633.1**	**-3.8**	**-10,636.9**	**41.6**	**10.2**	**51.8**

1) The impact on shareholders' equity as per January 1, 2005 is the increase in net debt (MSEK -3.8) net of deferred tax (MSEK 1.1). The accumulated impact per September 30, 2005 is the decrease in net debt (MSEK 41.6) net of deferred tax (MSEK -11.6). The accumulated impact per December 31, 2005 is the decrease in net debt (MSEK 51.8) net of deferred tax (MSEK -14.5). The impact for the period October-December 2005 is a decrease in net debt (MSEK 10.2) net of deferred tax (MSEK -2.9).

The accumulated revaluation impact per December 31, 2005 is recognized via the statement of income (MSEK 36.2 before tax and MSEK 26.1 net of tax) and via the hedging reserve in equity (MSEK 15.6 before tax and MSEK 11.2 net of tax).

The revaluation impact for the period October-December 2005 is recognized via the statement of income (MSEK -5.1 before tax and MSEK -3.7 net of tax) and via the hedging reserve in equity (MSEK 15.3 before tax and MSEK 11.0 net of tax).

File No. 82-34719

Specification of currency changes, Group

Sales, MSEK	Oct – Dec 2005	Oct – Dec 2004	%
Total sales	17,711	15,222	*16*
Acquisitions/Divestitures	-282	-176	
Currency change from 2004	-1,563	-	
Organic sales	15,866	15,046	*5*

Sales, MSEK	Jan – Dec 2005	Jan – Dec 2004	%
Total sales	66,014	59,687	*11*
Acquisitions/Divestitures	-2,074	-266	
Currency change from 2004	-1,719	-	
Organic sales	62,221	59,421	*5*

Operating income, MSEK	Oct – Dec 2005	Oct – Dec 2004	%
Operating income	1,190	1,116	*7*
Currency change from 2004	-97	-	
Organic operating income	1,093	1,116	*-2*

Operating income, MSEK	Jan – Dec 2005	Jan – Dec 2004	%
Operating income	4,294	4,026	*7*
Currency change from 2004	-118	-	
Organic operating income	4,176	4,026	*4*

Income before taxes, MSEK	Oct – Dec 2005	Oct – Dec 2004	%
Income before taxes	1,019	945	*8*
Currency change from 2004	-77	-	
Organic income before taxes	942	945	*0*

Income before taxes, MSEK	Jan – Dec 2005	Jan – Dec 2004	%
Income before taxes	3,661	3,384	*8*
Currency change from 2004	-100	-	
Organic income before taxes	3,561	3,384	*5*

Specification of quarterly development 2005 and 2004 adjusted for organizational changes

Security Services USA	2005					2004				
MSEK	Q1	Q2	Q3	Q4	FY	Q1	Q2	Q3	Q4	FY
Total Sales	4,774	5,207	5,655	5,980	21,616	5,073	5,079	5,142	4,723	20,017
Organic sales growth, %	*0*	*3*	*6*	*8*	*4*	*0*	*-2*	*-2*	*-2*	*-2*
Operating income before amortization	217	247	285	331	1,080	249	260	260	213	982
Operating margin, %	*4.5*	*4.7*	*5.0*	*5.5*	*5.0*	*4.9*	*5.1*	*5.1*	*4.5*	*4.9*
Amortization of acquisition related intangible fixed assets	-8	-8	-8	-9	-33	-9	-9	-8	-8	-34
Acquisition related restructuring costs	-	-	-	-	-	-3	3	0	-1	-1
Operating income after amortization	209	239	277	322	1,047	237	254	252	204	947

Security Services Europe	2005					2004				
MSEK	Q1	Q2	Q3	Q4	FY	Q1	Q2	Q3	Q4	FY
Total Sales	5,968	6,207	6,325	6,496	24,996	5,671	5,814	5,907	5,897	23,289
Organic sales growth, %	*5*	*5*	*4*	*4*	*5*	*3*	*3*	*6*	*5*	*4*
Operating income before amortization	449	433	460	531	1,873	415	420	479	535	1,849
Operating margin, %	*7.5*	*7.0*	*7.3*	*8.2*	*7.5*	*7.3*	*7.2*	*8.1*	*9.1*	*7.9*
Amortization of acquisition related intangible fixed assets	-10	-9	-11	-10	-40	-4	-8	-7	-7	-26
Acquisition related restructuring costs	0	0	-1	0	-1	0	-2	0	-19	-21
Operating income after amortization	439	424	448	521	1,832	411	410	472	509	1,802

Securitas Systems	2005					2004				
MSEK	Q1	Q2	Q3	Q4	FY	Q1	Q2	Q3	Q4	FY
Total Sales	1,258	1,443	1,372	1,725	5,798	982	1,119	1,210	1,413	4,724
Organic sales growth, %	*5*	*7*	*7*	*4*	*6*	*3*	*0*	*3*	*-1*	*1*
Operating income before amortization	116	163	149	241	669	104	132	123	195	554
Operating margin, %	*9.2*	*11.3*	*10.9*	*14.0*	*11.5*	*10.6*	*11.8*	*10.2*	*13.8*	*11.7*
Amortization of acquisition related intangible fixed assets	-4	-4	-3	-5	-16	0	-1	-4	-4	-9
Acquisition related restructuring costs	-4	-18	-7	-5	-34	0	-1	-1	-1	-3
Operating income after amortization	108	141	139	231	619	104	130	118	190	542

Direct	2005					2004				
MSEK	Q1	Q2	Q3	Q4	FY	Q1	Q2	Q3	Q4	FY
Total Sales	613	671	694	728	2,706	487	528	550	583	2,148
Organic sales growth, %	*25*	*25*	*23*	*19*	*23*	*27*	*28*	*28*	*28*	*28*
Operating income before amortization	55	58	73	72	258	41	45	66	49	201
Operating margin, %	*9.0*	*8.6*	*10.5*	*9.9*	*9.5*	*8.4*	*8.5*	*12.0*	*8.4*	*9.4*
Amortization of acquisition related intangible fixed assets	-2	-3	-2	-2	-9	-4	0	-1	-1	-6
Acquisition related restructuring costs	-	-	-	-	-	-	-	-	-	-
Operating income after amortization	53	55	71	70	249	37	45	65	48	195

Cash Handling Services	2005					2004				
MSEK	Q1	Q2	Q3	Q4	FY	Q1	Q2	Q3	Q4	FY
Total Sales	2,740	2,886	2,995	2,960	11,581	2,376	2,438	2,510	2,758	10,082
Organic sales growth, %	*3*	*3*	*2*	*1*	*2*	*2*	*4*	*6*	*7*	*5*
Operating income before amortization	162	193	231	94	680	123	161	217	213	714
Operating margin, %	*5.9*	*6.7*	*7.7*	*3.2*	*5.9*	*5.2*	*6.6*	*8.6*	*7.7*	*7.1*
Amortization of acquisition related intangible fixed assets	-6	-7	-7	-5	-25	-7	-6	-6	-6	-25
Acquisition related restructuring costs	0	0	0	0	0	0	0	0	-1	-1
Operating income after amortization	156	186	224	89	655	116	155	211	206	688

Other and Eliminations	2005					2004				
MSEK	Q1	Q2	Q3	Q4	FY	Q1	Q2	Q3	Q4	FY
Total Sales	-158	-180	-167	-178	-683	-136	-148	-137	-152	-573
Operating income before amortization	-62	-62	-63	-79	-266	-47	-63	-74	-90	-274
Amortization of acquisition related intangible fixed assets	0	0	0	0	0	0	0	0	0	0
Acquisition related restructuring costs	-	-	-	-	-	-	-	-	-	-
Operating income after amortization	-62	-62	-63	-79	-266	-47	-63	-74	-90	-274

Group	2005					2004				
MSEK	Q1	Q2	Q3	Q4	FY	Q1	Q2	Q3	Q4	FY
Total Sales	15,195	16,234	16,874	17,711	66,014	14,453	14,830	15,182	15,222	59,687
Organic sales growth, %	*4*	*5*	*5*	*5*	*5*	*2*	*2*	*4*	*3*	*3*
Operating income before amortization	937	1,032	1,135	1,190	4,294	885	955	1,071	1,115	4,026
Operating margin, %	*6.2*	*6.4*	*6.7*	*6.7*	*6.5*	*6.1*	*6.4*	*7.1*	*7.3*	*6.7*
Amortization of acquisition related intangible fixed assets	-30	-31	-31	-31	-123	-24	-24	-26	-26	-100
Acquisition related restructuring costs	-4	-18	-8	-5	-35	-3	0	-1	-22	-26
Operating income after amortization	903	983	1,096	1,154	4,136	858	931	1,044	1,067	3,900

Specification of quarterly development 2005 and 2004 adjusted for organizational changes

Security Services USA MSEK	2005 Mar 31	Jun 30	Sep 30	Dec 31	2004 Mar 31	Jun 30	Sep 30	Dec 31
Operating capital employed	1,016	1,209	1,356	1,339	1,158	966	1,020	938
Operating capital employed as % of sales	*5*	*6*	*6*	*6*	*6*	*5*	*5*	*5*
Goodwill	6,225	6,898	6,862	6,873	6,756	6,738	6,572	5,831
Acquisition related intangible fixed assets	38	47	40	38	73	64	54	42
Capital employed	7,279	8,154	8,258	8,250	7,987	7,768	7,646	6,811
Return on capital employed, %	*13*	*11*	*12*	*13*	*14*	*14*	*14*	*14*

Security Services Europe MSEK	2005 Mar 31	Jun 30	Sep 30	Dec 31	2004 Mar 31	Jun 30	Sep 30	Dec 31
Operating capital employed	1,610	2,005	1,491	1,431	1,568	1,610	1,665	1,592
Operating capital employed as % of sales	*7*	*8*	*6*	*6*	*7*	*7*	*7*	*7*
Goodwill	5,406	5,530	5,507	5,587	5,061	5,021	4,980	4,962
Acquisition related intangible fixed assets	194	188	178	290	107	107	100	100
Capital employed	7,210	7,723	7,176	7,308	6,736	6,738	6,745	6,654
Return on capital employed, %	*26*	*24*	*26*	*26*	*26*	*26*	*27*	*28*

Securitas Systems MSEK	2005 Mar 31	Jun 30	Sep 30	Dec 31	2004 Mar 31	Jun 30	Sep 30	Dec 31
Operating capital employed	588	728	809	899	442	688	669	575
Operating capital employed as % of sales	*10*	*13*	*14*	*15*	*10*	*12*	*12*	*11*
Goodwill	2,050	2,208	2,158	2,424	776	2,061	2,041	1,936
Acquisition related intangible fixed assets	223	226	217	224	3	227	223	208
Capital employed	2,861	3,162	3,184	3,547	1,221	2,976	2,933	2,719
Return on capital employed, %	*20*	*19*	*20*	*19*	*36*	*15*	*17*	*20*

Direct MSEK	2005 Mar 31	Jun 30	Sep 30	Dec 31	2004 Mar 31	Jun 30	Sep 30	Dec 31
Operating capital employed	918	1,057	1,115	1,103	733	709	809	831
Operating capital employed as % of sales	*34*	*39*	*41*	*41*	*28*	*33*	*37*	*39*
Goodwill	26	28	51	51	13	13	13	13
Acquisition related intangible fixed assets	61	59	57	55	18	16	15	13
Capital employed	1,005	1,144	1,223	1,209	764	738	837	857
Return on capital employed, %	*21*	*20*	*19*	*21*	*23*	*25*	*24*	*24*

Cash Handling Services MSEK	2005 Mar 31	Jun 30	Sep 30	Dec 31	2004 Mar 31	Jun 30	Sep 30	Dec 31
Operating capital employed	2,991	3,073	2,817	2,416	2,757	2,579	2,597	2,721
Operating capital employed as % of sales	*26*	*26*	*24*	*21*	*28*	*26*	*27*	*24*
Goodwill	2,691	2,917	2,891	2,848	2,630	2,614	2,561	2,551
Acquisition related intangible fixed assets	66	68	60	31	93	86	79	69
Capital employed	5,748	6,058	5,768	5,295	5,480	5,279	5,237	5,341
Return on capital employed, %	*13*	*13*	*14*	*13*	*9*	*11*	*13*	*13*

Other and Eliminations MSEK	2005 Mar 31	Jun 30	Sep 30	Dec 31	2004 Mar 31	Jun 30	Sep 30	Dec 31
Operating capital employed	534	418	799	994	435	332	273	84
Goodwill	9	9	9	9	9	9	9	9
Acquisition related intangible fixed assets	1	1	1	1	1	1	1	1
Shares in associated companies	-	179	177	179	-	-	-	-
Capital employed	544	607	986	1,183	445	342	283	94

Group MSEK	2005 Mar 31	Jun 30	Sep 30	Dec 31	2004 Mar 31	Jun 30	Sep 30	Dec 31
Operating capital employed	7,657	8,490	8,387	8,182	7,093	6,884	7,033	6,741
Operating capital employed as % of sales	*12*	*13*	*13*	*12*	*12*	*11*	*12*	*11*
Goodwill	16,407	17,590	17,478	17,792	15,245	16,456	16,176	15,302
Acquisition related intangible fixed assets	583	589	553	639	295	501	472	433
Shares in associated companies	-	179	177	179	-	-	-	-
Capital employed	24,647	26,848	26,595	26,792	22,633	23,841	23,681	22,476
Return on capital employed, %	*17*	*16*	*16*	*16*	*16*	*16*	*17*	*18*

File No. 82-34719

Securitas – a World Leader in Security

Securitas provides security solutions comprising guarding services, alarm systems and cash handling services. The Group has more than 200,000 employees and operates in more than 20 countries in Europe and North America.


SECURITAS

Integrity Vigilance Helpfulness

Securitas AB, P.O. Box 12307, SE-102 28 Stockholm, Sweden
Tel +46 8 657 74 00, Fax + 46 8 657 70 72
www.securitasgroup.com
Visiting address: Lindhagensplan 70

Corporate registration number 556302–7241



Press Release from Securitas AB

February 9, 2006

The Board of Securitas AB proposes:

Securitas to list three new specialized security companies on the Stockholm Stock Exchange

Securitas AB, a world leader in security, proposes to transform three of its divisions into independent, specialized security companies: Loomis Cash Handling Services AB, Securitas Direct AB and Securitas Systems AB. The three new companies will, subject to a decision by an Extraordinary General Meeting proposed for September 25, 2006, be distributed to the shareholders by way of a dividend and listed on the O-list of the Stockholm Stock Exchange immediately thereafter.

Securitas has grown into a world leader in security with more than 200,000 employees and sales of BSEK 66, by organic sales growth and acquisitions during the last 20 years. Securitas' strategy has been instrumental in developing and consolidating the security industry to become more focused and independent with clear market players delivering professional security. Through its substantial market position in many countries, Securitas has been, and is, a driving force in the industry. The key words in this development are professionalism, specialization and segmentation reflecting ever more growing and differentiated customer needs thus creating new markets and specialized businesses with their own logic.

Thomas Berglund, Securitas CEO comments:
"Our decision to create and list three new companies and release the entrepreneurial spirit is a logical step considering our history and our ambitions for the future. It is a clear signal to customers, employees and the financial markets that we intend to stay ahead".

Melker Schörling, chairman of the Board, comments:
"Securitas has been a successful Swedish blue-chip company in terms of increasing shareholder value during the last 15 years as a public company. The drivers for the development has been and will be specialization and focus on core business. This was the case when Assa Abloy was created and distributed to the shareholders in 1994 and when Attendo took the same route in 2000. This is also now the main reason for the proposed creation of three new listed companies".

Information please contact:

Thomas Berglund, President and CEO	+44 (0) 20 8432 6551
Håkan Winberg, Executive Vice President and CFO	+44 (0) 20 8432 6554
Henrik Brehmer, Senior Vice President Investor Relations	+44 (0) 20 8432 6523
Helen Karlsson, Executive Assistant	+44 (0) 7775 532 170

The press release is also available on: www.securitasgroup.com

Securitas AB

P.O. Box 12307 S-102 28 Stockholm Sweden
Tel +46 8 657 74 00 Fax +46 8 657 70 72
Visiting address Lindhagensplan 70

MOTIVES

The overall motives behind the proposed transactions are to further enhance customer satisfaction, profit growth and business potential leading to increased shareholder value:

The security market

- Security needs of companies, institutions, authorities and households grow in step with increased costs of disruptions in a more complex, integrated and network dependent economy
- Demand of security services develops into a higher degree of specialization. Companies and industries increasingly ask for adapted and customized solutions
- Deep knowledge of customer needs and capacity for creative security solutions in close partnership with customers are increasingly important competitive advantages

Securitas development

- The divisions of Securitas have reached such a size, level of specialization of the customer offer, market position, customer segmentation and business development that the advantages of complete independence are greater than the advantages of Group integration
- The divisions of Securitas have sufficient maturity in management, administration, business control and development to be fully prepared to continue stand alone in line with their own more profiled business logic
- Securitas' culture of entrepreneurship gives the new companies competitive advantages in a market where innovation is a key to success

THE NEW COMPANIES

Loomis Cash Handling Services - Giving new content to an old industry

Loomis Cash Handling Services (currently Cash Handling Services to be renamed) will be dedicated to manage the whole supply chain for cash in society and thus further improve its professionalism to enhance efficiency and safety in cash circulation.

Securitas Direct - Turning home-security into consumer business

With a standardized high security offering, Securitas Direct will continue to focus on the opportunity to satisfy the needs of a growing consumer market for home and local business protection.

Securitas Systems – Changing a fragmented industry

Securitas Systems will continue as a security systems integrator for customers with high security demands. The systems market is highly fragmented and the industry is characterized by fast technological changes. This creates an opportunity to take a leading position in the transformation of this industry.

The new Securitas - Transforming guarding to security solutions

After the distribution of the three new companies, Securitas will continue to focus on its ability to deliver total security solutions based on guarding and technology. With a leading position in Europe and North America as a base, the new Securitas will expand this ability into new and faster growing markets.

This new step will give all divisions the independence required to use their dedication and entrepreneurship to focus on their clients and their service development. This will increase each company's competitive edge and ability to continue the value creation for Securitas' shareholders. Size will not be the ultimate divider in the future – the critical elements will be knowledge, innovation and differentiation.

THE PROCESS

The listing process

The intention is that the distribution of the divisions will take the form of a dividend of all shares in Loomis Cash Handling Services, Securitas Direct and Securitas Systems to Securitas' shareholders pursuant to Sweden's Lex Asea rules, whereby the dividend will have no immediate tax consequence for Securitas and its shareholders in Sweden. It is further intended that each share in Securitas shall entitle its holder to receive one share in each of the distributed companies and that A-shares and B-shares in Securitas shall entitle to A-shares and B-shares, respectively, in the distributed companies. A detailed Board proposal regarding the dividend is intended to be presented in late August 2006 (which will be replaced by OMX Nordic List on October 2, 2006).

An Extraordinary General Meeting to vote on the proposal is planned to be held on September 25, 2006. Prospectuses for the distribution and listing of Loomis Cash Handling Services, Securitas Direct and Securitas Systems are planned to be issued in early September. The intention is that the new companies shall be listed on the O-list of the Stockholm Stock Exchange on September 29, 2006.

Dividend policies and capital structures

Following listing, the four separate companies are expected to have dividend and capitalisation policies similar to what Securitas AB has today, which is based on a dividend level of 40-50 percent of the annual free cash flow and a debt level amounting to 4-5 times the annual free cash flow. For Securitas Systems and Loomis Cash Handling Services this is expected to imply a net debt relative to capital employed of approximately 40 percent. For Securitas Direct and the New Securitas, the corresponding ratios are expected to be approximately 0 (zero) percent and 50 percent, respectively.

Individual dividend policies and capital structures will be further specified during the preparations for the listing of the three new companies. Details will be presented in the prospectuses that are planned to be issued in the beginning of September.

Securitas AB intends to maintain its existing financing strategy and financing facilities with an active presence in the bank, bond and commercial paper markets also after the listing of the newly created companies. The newly created companies will be financed on a stand alone basis with new financing facilities.

The 2002 Incentive programme

The conversion prices of the four convertible debenture loans under Securitas' employee incentive program 2002 will be recalculated in order to reflect the contemplated distribution.

Further information

More details on the divisions will be published in connection with the first and second quarterly reports 2006. All information on the distribution and the listing process will be found on Securitas' website at www.securitasgroup.com/threenewcompanies

Financial adviser

SEB Enskilda is acting as financial adviser to the Securitas Group in connection with the distribution and listings of Loomis Cash Handling Services, Securitas Direct and Securitas Systems.

The Securitas Group today

A world leader in Security

During 20 years Securitas has grown through organic sales growth and acquisitions to become the world's largest focused security company with more than 200,000 employees and operations in more than 20 countries mainly in Europe and North America. The driving forces behind this development have been a clear focus on security, customer segmentation and specialization of services, as well as strong entrepreneurship and ownership.

Securitas Group is today organized in five divisions: *Security Services USA* and *Security Services Europe* for security services solutions, *Securitas Systems* for systems integration, *Securitas Direct* for high security monitoring and assistance to homes and local businesses, and *Cash Handling Services* for transport and management of cash in circulation. The Group has a market share of 8 percent of the total world security market, where Europe and North America represent 75 percent of the total world market. Securitas has been listed on the Stockholm Stock Exchange since 1991 and currently has a market capitalization of approximately BSEK 51.

Profitable growth

The core strategy has been to focus solely on security and deliver customer satisfaction, profitable growth and shareholder value. The business model -The Securitas Model – has been created to deliver organic sales growth and to refine the service content. The organic development is leveraged by acquisitions which establish the company in new markets and strengthen its position in existing markets.

From a Swedish guarding company to a world leader in security

Securitas was founded in Sweden in 1934 as a family business and was built into a market leader both in Sweden and other countries in Europe. During the late 1970s the group was split in two - Group 4 (outside of Sweden) and Securitas (in Sweden). The Swedish operation was sold by the family in 1983 and a new era started with the Swedish operation as a base.

A new strategy was developed to focus solely on security and the Securitas Model was developed. The European expansion started in 1989 with acquisitions in the Nordic countries, Portugal, Spain, Germany, France and Great Britain among others. In 1999 Securitas acquired Pinkerton in the USA followed by Burns and several regional security companies. Securitas thus became a market leader in both Europe and North America.

In 2001 Securitas moved from a geographical based organization into a divisional organization with clear focus, strategy and dedicated resources for the separate businesses.

Securitas has moved in three major steps: *Focus on security* as a professional service in the 1980s, *Consolidation* of companies in Europe and the USA in the 1990s and *Specialization* into market segments and divisions in the 2000s. Along with Securitas' development, the whole security industry has grown to become a more independent industry with focused market players delivering professional security. Through the substantial market position in many countries, Securitas has been a driving force in this development.

One Step Ahead

In order to stay at the forefront of the development of the security industry, the next step of creating individual security companies is logical to both Securitas and the industry. This step of *Differentiation* will enable greater focus on service development for different customer segments as well as increased market recognition and enhanced ability to create shareholder value.

Size and consolidation have been key words in the building of Securitas and other market leaders within the security industry over the past 20 years. For the future, *knowledge* and *innovation* are becoming the most important drivers.

Securitas Group - Development of sales, profit before tax and free cash flow



1985-2005
MSEK
70,000
60,000
50,000
40,000
30,000
20,000
10,000
0
4500
4000
3500
3000
2500
2000
1500
1000
500
0
-85 -86 -87 -88 -89 -90 -91 -92 -93 -94 -95 -96 -97 -98 -99 -00 -01 -02 -03 -04 -05
Sales
PBT
FCF
Annual average development
1991-2005

Total sales	+25%
Profit before taxes	+22%
Free cash flow	+19%

The Securitas B-share including dividend and the split of Assa Abloy 1994 compared to SIX Return Index (Average return on Stockholm Stock Exchange including dividend) 1991-2005.

SEK *The value of SEK 1 invested 1991 is in January 2006 SEK 24*



35
30
25
20
15
10
5
0
Securitas B
SixRX
1991
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005

Loomis Cash Handling Services - Giving new content to an old industry

Managing cash in society

Loomis Cash Handling Services (to be renamed) offers secure and efficient cash distribution, processing and recycling solutions for financial institutions, retailers and other commercial enterprises through an international network of 440 operating locations in 10 European countries and the USA. Chief Executive Officer will be *Clas Thelin* and *Björn Larsson* will be Chief Financial Officer.

From transportation to cash management

The market development is primarily influenced by a trend towards greater outsourcing. Throughout much of Europe, cash processing activities are outsourced by commercial banks and retailers to a greater extent than in the USA. Additionally, many central banks in Europe have reduced the scope of their networks and involvement in the physical cash flows which has created a demand for recycling services.

In addition to Loomis, there are two major international competitors, G4S and Brinks, as well as numerous regional competitors within individual markets. The total outsourced market is currently estimated to be BSEK 35 in Europe and BSEK 21 in the USA. The market share for Loomis Cash Handling Services is in the range of 20-25 percent in the USA and Western Europe.

Extending the value chain drives growth and margin

With the long-term vision to manage cash in society, the objective is to create a more efficient and secure cash distribution system. By offering solutions which integrate secure transport, cash processing, recycling and timely consolidated reporting, Loomis offers a compelling value proposition to encourage greater outsourcing of work currently undertaken in-house. This will also drive margin improvement and growth.

To achieve the vision, Loomis will continue to build confidence among large customers in the ability to deliver integrated cash handling solutions, reduce the total cost of cash for retail customers with customized products, develop the scope of total ATM solutions, and emphasize a culture of risk management throughout the organization.

Financial development and key ratios - Loomis Cash Handling Services

MSEK	2004	2005
Sales	**10,082**	**11,581**
Organic sales growth, %	*5*	*2*
Operating income	**714**	**831***
Operating margin, %	*7.1*	*7.2**
Operating capital employed	**2,721**	**2,416**
In % of sales	*24*	*21*
Capital employed	**5,341**	**5,295**
Return on capital employed, %	*13*	*16*
Employees, no.	21,800	20,400

*Excluding the capital loss of MSEK -151 arising from the divestment of Cash Handling Services Germany

Securitas Direct - Turning home-security into consumer business

Securing people by high security for homes and local businesses

Securitas Direct provides high security for homes and local businesses. It is an all included 24H monitoring and assistance service. The alarm product includes installation, secure transmission and advanced verification and is designed for easy use. The added value is a user friendly high security service at an affordable price.

Market leader through innovation

Securitas Direct is a leading security company in nine European countries with a market share of 25 percent in net new monitored alarm sales, where the total European market is estimated to be 600,000 net new customers annually. The total market growth is estimated to be 6 percent for homes and local businesses. Less than 3 percent of European households have a monitored alarm. Key drivers are proactive sales, service content and price, which in turn are driven by technology and service concept development. The competition is predominantly local and national security companies.

Organized for sole focus on homes and local businesses

Securitas Direct is organized in wireless consumer products in each country and wired professional products in the Nordic region. Chief Executive Officer will be *Dick Seger* and Chief Financial Officer will be *Lars Andersson.*

High growth and fast payback from quality and high security

By providing a quality and high security service and by acquiring and retaining new customers, high growth and good pay-back on investment is created. Securitas Directs' business model has since 1989 generated a more than 20 percent annual net-portfolio growth with customer cancellations of less than 6 percent. The pay-back for new customer acquisitions has been less than 4 years. This performance is expected to continue.

Financial development and key ratios – Securitas Direct

MSEK	2004	2005
Sales	**2,148**	**2,706**
Organic sales growth, %	*28*	*23*
Operating income	**201**	**258**
Operating margin, %	*9.4*	*9.5*
Operating capital employed	**831**	**1,103**
In % of sales	*39*	*41*
Capital employed	**857**	**1,209**
Return on capital employed, %	*24*	*21*
No. of Installations	548,184	689,245
No. New Installations	148,672	168,935

Securitas Systems - Changing a fragmented industry

Systems integration for demanding customers

Securitas Systems is a security systems integrator which offers complete security solutions for customers with high security demands within market segments such as banking, industry and retail. The services are based on modern technology and concepts include access control, video surveillance, and intrusion and fire alarm systems.

Securitas Systems operates in 13 countries in Europe and in the USA, with a strong and focused country-based organization for sales and delivery to selected customer segments. Chief Executive Officer will be *Juan Vallejo* and Chief Financial will be Officer *Peter Ragnarsson.*

Opportunity to lead the transition of a fragmented market and industry

The demand for technical security solutions continues to grow and the European and U.S. markets are worth approximately BSEK 220. These markets are driven by technology development and more globally operating customers, demanding new types of IT-based security and surveillance solutions.

The industry is very fragmented and main competition consists of strong local companies and a number of large and international businesses. Securitas Systems global market share is 3 percent.

Growth and return from customer segmentation

The strategy is based on customer segmentation, global sourcing with long-term partners and strategic acquisitions. By focusing on specialization and customer segmentation Securitas Systems can obtain sufficient knowledge and thereby cover the whole electronic security value chain in selected market sectors. In addition, efficiently sourcing products with long-term partners reduces costs and strengthens the offers to the different customer segments. Future acquisitions will be characterized by finding growing companies with new ideas and technologies along with a clear market sector focus. The main financial objectives are an annual sales growth of 8-10 percent and a return on capital employed of above 20 percent.

Financial development and key ratios – Securitas Systems

MSEK	2004	2005
Sales	**4,724**	**5,798**
Organic sales growth, %	*1*	*6*
Operating income	**554**	**669**
Operating margin, %	*11.7*	*11.5*
Operating capital employed	**575**	**899**
In % of sales	*11*	*15*
Capital employed	**2,719**	**3,547**
Return on capital employed, %	*20*	*19*
Employees, no.	4,600	4,800

The new Securitas - Transforming guarding to security solutions

Security through our people

The new Securitas will be a focused security company delivering professional security solutions based on guarding through a network of 1,500 local branches in 23 countries mainly in Europe and North America. Total sales were approximately BSEK 46 in 2005, representing a global market share of 12 percent – 18 percent in North America and 15 percent in Europe. With a presence in 75 percent of the world market, the new Securitas remains a world leader in security.

The service offering comprises Specialized Guarding Solutions, Mobile Services, Alarm Monitoring and Response Services, Security Consulting and Investigations and Total Security Solutions.

Management and Organization

Group Management – Chief Executive Officer, *Thomas Berglund*; Chief Financial Officer, *Håkan Winberg*; President of North American operations, *Santiago Galaz*; President of European operations, *Tore K Nilsen.*
The organization is customer based and structured in clear operating units to fulfil qualified customer needs within the respective segments:

North American operations - 10 guarding regions in the USA form the national base with 500 local branches, predominantly serving large customers. Other customer segments are National Accounts, Energy and Government. The operations in Canada and Mexico are also included. The responsibility for ***Global Customers*** is organised within the North American organization with operational units for Consulting and Investigations, Automotive and Global Accounts.

European operations – Operating units for large customers in 17 countries, Transport and Aviation services organizations in 9 countries, Mobile services organizations in 11 countries and specialized Alarm Monitoring organizations in 6 countries. 850 local branches is the base for the European organization. Within the European organization a ***New Markets*** organization is established to focus on further expansion into new geographies.

Strategy and the way forward – Growth and profitability

The new Securitas will have resources focused entirely on the refinement and specialization of services. Over a business cycle, the organic sales growth is expected to be more than the market average with a continued improvement in operating margin and return on capital employed of above 20 percent.

The strategic focus for *U.S. Large customers* is to build further strength and maturity in the recently developed decentralized organization. Gradually thereafter the U.S. operations will move from a predominantly geographically based organization into a customer segment driven organization to gain higher professionalism and added value. The *Global customer* organization will combine the local strength of the Securitas organization with global coordination for customers who seek this type of solution.

For *European Large customers* the focus is on implementing more customer segment organizations and to expand further the sales of security solutions. The *New Markets* organization is going to expand Securitas into South America and Asia. For *European Small customers* the aim is to open up a new and expanding market based on mobile services and alarm monitoring.

The Securitas journey continues

With the combined strength of the global presence and 20 years of industry expertise, the new Securitas is ready to once again bring security forward and continue the value creating journey for customers, employees and shareholders.

Financial development and key ratios – the new Securitas

MSEK	2004	2005
Sales	**42,733**	**45,929**
Organic sales growth, %	*1*	*4*
Operating income	**2,557**	**2,687**
Operating margin, %	*6.0*	*5.9*
Operating capital employed	**2,614**	**3,764**
In % of sales	*6*	*8*
Capital employed	**13,559**	**16,741**
Return on capital employed, %	*19*	*16*
Employees, no.	179,200	188,500



Press Release from Securitas AB

January 31, 2006

Securitas to publish Full Year Report 2005 on Thursday, February 9, 2006

Securitas will publish its January-December report 2005 Thursday February 9 at 8.00 a.m. (CET). The press release will be available on Securitas web site immediately after publishing.

Agenda (AM,CET)

8.00 — **Report Release**
The report will be sent as a press release via Hugin (www.huginonline.com) and will automatically be published on www.securitasgroup.com when released.

9.00 — **Presentation slides will be available at www.securitasgroup.com**

9.30-10.30 — **Information meeting:**
Securitas Senior Management to present the report and answer questions.
Venue: Securitas Building, Lindhagensplan 70, SE-102 28 Stockholm, Sweden.
Management will be available one hour after the information meeting for interviews.

To follow the presentation via Internet, go to **www.securitasgroup.com.**
To follow the presentation via telephone (and participate in Q&A session), please register via the link below and follow instructions:
http://eventreg1.conferencing.com/inv/reg.html?Acc=4841130700&Conf=138371

Recorded versions:
Information meeting: A recorded version of the web cast will be available on Securitas website for one month after the meeting, and a telephone-recorded version will be available until February 24 on: **+44 (0) 20 7031 4064 or +46 (0)8 505 203 33, access code: 692114.**

Subscribe for press releases
To receive the report, and future press releases, please go to www.securitasgroup.com and subscribe under "news & publications".

For information please contact:
Henrik Brehmer, SVP Investor Relations — +44 (0) 20 8432 6523
+44 (0) 7884 117 192 (mob)

Securitas AB

P.O. Box 12307 S-102 28 Stockholm Sweden
Tel +46 8 657 74 00 Fax +46 8 657 70 72
Visiting address Lindhagensplan 70